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                                                                       EXHIBIT 3

                                                     CONFORMED COPY
                       ----------------------------------

                          FIRST SUPPLEMENTAL INDENTURE

                                     between

                                      AXA,
                                    as Issuer

                                       and

                             THE BANK OF NEW YORK,
                                   as Trustee

                          Dated as of December 15, 2000

                            to the Indenture between

                                      AXA,
                                    as Issuer

                                       and

                             THE BANK OF NEW YORK,
                                   as Trustee

                          Dated as of December 15, 2000

  $900,000,000 initial aggregate principal amount of 8.60% Subordinated Notes due December 15, 2030
   [POUND]325,000,000 initial aggregate principal amount of 7.125% Subordinated
                          Notes due December 15, 2020
  [EURO]650,000,000 initial aggregate principal amount of 6.75%
                  Subordinated Notes due December 15, 2020.

                     ----------------------------------

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                                TABLE OF CONTENTS
                                -----------------

                                                                         PAGE
                                                                         ----
                                    ARTICLE 1
                                   DEFINITIONS

SECTION 1.01. DEFINITIONS OF TERMS .......................................2

                                    ARTICLE 2
             GENERAL TERMS AND CONDITIONS OF THE SUBORDINATED NOTES

SECTION 2.01. DESIGNATION AND PRINCIPAL AMOUNT ...........................8
SECTION 2.02. MATURITY ...................................................9
SECTION 2.03. FORM AND PAYMENT; MINIMUM TRANSFER RESTRICTION .............9
SECTION 2.04. PAYMENT OF INTEREST ........................................9
SECTION 2.05. REDENOMINATION IN EURO ....................................12

                                    ARTICLE 3
                                   REDEMPTION

SECTION 3.01. OPTIONAL REDEMPTION .......................................14
SECTION 3.02. OPTIONAL REDEMPTION DUE TO CHANGES IN TAX TREATMENT .......14
SECTION 3.03. MANDATORY REDEMPTION IF PROHIBITED FROM PAYING
     ADDITIONAL AMOUNTS .................................................16
SECTION 3.04. OPTIONAL REDEMPTION DUE TO A REGULATORY EVENT .............16

                                    ARTICLE 4
                     OPTIONAL DEFERRAL OF INTEREST PAYMENTS

SECTION 4.01. OPTIONAL INTEREST PAYMENT DATE ............................17

                                    ARTICLE 5
                                    REMEDIES

SECTION 5.01. EVENTS OF DEFAULT .........................................19
SECTION 5.02. DEFAULTS ..................................................20
SECTION 5.03. APPLICATION OF MONEY COLLECTED ............................21

                                    ARTICLE 6
                             COVENANTS OF THE ISSUER

SECTION 6.01. AGENTS ....................................................22
SECTION 6.02. OFFICES FOR PAYMENT .......................................28
SECTION 6.03. PAYMENTS ..................................................29
SECTION 6.04. ADDITIONAL AMOUNTS.........................................30


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                                    ARTICLE 7
                                  SUBORDINATION

SECTION 7.01. AGREEMENT TO SUBORDINATE ..................................32

                                    ARTICLE 8
                           FORM OF SUBORDINATED NOTES

SECTION 8.01. FORM OF SUBORDINATED NOTE .................................32

                                    ARTICLE 9
                      ORIGINAL ISSUE OF SUBORDINATED NOTES

SECTION 9.01. ORIGINAL ISSUE OF SUBORDINATED NOTES ......................32

                                   ARTICLE 10
                           SATISFACTION AND DISCHARGE

SECTION 10.01. SATISFACTION AND DISCHARGE ...............................33

                                   ARTICLE 11
                                  MISCELLANEOUS

SECTION 11.01. RATIFICATION OF BASE INDENTURE; FIRST SUPPLEMENTAL
           INDENTURE CONTROLS ...........................................33
SECTION 11.02. TRUSTEE NOT RESPONSIBLE FOR RECITALS .....................33
SECTION 11.03. GOVERNING LAW ............................................33
SECTION 11.04. SEVERABILITY .............................................34
SECTION 11.05. COUNTERPARTS..............................................34

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         FIRST SUPPLEMENTAL INDENTURE dated as of December 15, 2000 (the "FIRST
SUPPLEMENTAL INDENTURE") between AXA, a societe anonyme a directoire et conseil de surveillance organized under the laws of France (the "COMPANY"), having its registered office at 25, avenue Matignon, 75008 Paris, France and The Bank of New York, a New York banking corporation having its Corporate Trust Office at 101 Barclay Street, New York, New York, 10286, as trustee (the "TRUSTEE") under the Indenture dated as of December 15, 2000 between the Company and the Trustee, as from time to time supplemented or amended (the "BASE INDENTURE" and together with this First Supplemental Indenture, the "INDENTURE"). In addition, The Bank of New York, through its New York and London branches, has agreed to act as paying agent and calculation agent hereunder.

         WHEREAS, the Company and the Trustee executed and delivered the Base Indenture to provide for the future issuance of the Company's debt securities (the "DEBT SECURITIES") to be issued from time to time in one or more series as might be determined by the Company under the Indenture, in an unlimited aggregate principal amount, which may be authenticated and delivered as provided in the Base Indenture;

         WHEREAS, Section 3.01 of the Base Indenture permits the terms of any series of Debt Securities to be established in an indenture supplemental to the Base Indenture;

         WHEREAS, pursuant to the terms of the Base Indenture, the Company may issue Debt Securities now and additional Debt Securities of the same or different series at later dates under the Base Indenture, as supplemented by the Company, and the Company desires to initially issue $900,000,000 aggregate principal amount of 8.60% Subordinated Notes due December 15, 2030 (such notes whether issued now or at a later date, the "U.S. DOLLAR NOTES"), [POUND]325,000,000 aggregate principal amount of 7.125% Subordinated Notes due December 15, 2020 (such notes whether issued now or at a later date, the "STERLING NOTES") and [EURO]650,000,000 aggregate principal amount of 6.75% Subordinated Notes due December 15, 2020 (such notes whether issued now or at a later date, the "EURO NOTES") (all collectively referred to as the "SUBORDINATED NOTES"), the form and substance of such Subordinated Notes and the terms, provisions and conditions thereof to be set forth as provided in the Base Indenture as supplemented by this First Supplemental Indenture;

         WHEREAS, pursuant to Section 3.01 of the Base Indenture, the Company desires to appoint The Bank of New York, through its New York and London branches, and BNP Paribas Luxembourg to act as Paying Agents with respect to the Subordinated Notes and The Bank of New York as calculation agent with respect to the Subordinated Notes;

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         WHEREAS, each of the U.S. Dollar Notes, the Sterling Notes and the Euro
Notes shall be treated as a separate series of Debt Securities in accordance with the terms of the Indenture and for all purposes under the Indenture;

         WHEREAS, the Company has duly authorized the execution and delivery of this First Supplemental Indenture and requested that the Trustee execute and deliver this First Supplemental Indenture, and all requirements necessary to make this First Supplemental Indenture a valid instrument in accordance with its terms have been done.

         NOW THEREFORE, in consideration of the purchase and acceptance of the Subordinated Notes by the Holders thereof, and for the purpose of setting forth, as provided in the Indenture, the form and substance of the Subordinated Notes and the terms, provisions and conditions thereof, the Company covenants and agrees with the Trustee and the Paying Agents as follows:


                                    ARTICLE 1
                                   DEFINITIONS

         SECTION 1.01. DEFINITIONS OF TERMS. For all purposes of the Indenture, except as otherwise expressly provided or unless the context otherwise requires:

         (a) a term defined in the Base Indenture and not otherwise defined herein has the same meaning when used in this First Supplemental Indenture;

         (b) unless otherwise specified, a reference to a Section or Article is to a Section or Article of this First Supplemental Indenture;

         (c) headings are for convenience of reference only and do not affect interpretation; and

         (d) the following terms have the meanings given to them in this Section 1.01(d) and shall have the meaning set forth below for purposes of this First Supplemental Indenture and the Base Indenture as it relates to the series of Subordinated Notes created hereunder.

         "ADDITIONAL AMOUNTS" has the meaning specified in Section 6.04.

         "ADDITIONAL INTEREST" has the meaning specified in Section 4.01(d).

         "ADJUSTED COMPARABLE YIELD" means, in the case of the U.S. Dollar Notes, the U.S. Treasury security selected by the Calculation Agent with the prior

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written consent of the Company as having a maturity comparable to the remaining term of the U.S. Dollar Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the U.S. Dollar Notes and, in the case of the Sterling Notes, the U.K. government gilt-edged security selected by the Calculation Agent with the prior written consent of the Company having a maturity comparable to the remaining term of the Sterling Notes.

         "AGENT" has the meaning specified in Section 6.01.

         "ARREARS OF INTEREST" has the meaning specified in Section 4.01(b).

         "BASE INDENTURE" has the meaning set forth in the first paragraph of this First Supplemental Indenture.

         "CALCULATION AGENT" means The Bank of New York or such other calculation agent as shall be appointed by the Company from time to time.

         "DEBT SECURITIES" has the meaning set forth in the recitals of this First Supplemental Indenture. "Default" has the meaning set forth in Section 5.02.

         "DEFERRAL NOTICE" has the meaning set forth in Section 4.01(a).

         "DEFERRED PAYMENT" has the meaning set forth in Section 4.01(a).

         "DEFERRED PAYMENT DATE" has the meaning set forth in Section 4.01(a).

         "DEFERRAL PERIOD" has the meaning set forth in Section 4.01(a).

         "DEFERRED RECORD DATE" has the meaning set forth in Section 4.01(b).

         "ESTABLISHED RATE" means the irrevocably fixed commission rate for the conversion of Sterling (including compliance with rules relating to rounding in accordance with applicable European Union regulations) into euro adopted by the Council of the European Union pursuant to Article 109(1)(4) of the Treaty establishing the European Community, as amended by the Treaty on European Union;

         "EURO BUSINESS DAY" means any day (other than a Saturday or a Sunday) which is a TARGET Settlement Day.

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         "EURO NOTES" has the meaning set forth in the recitals of this First
Supplemental Indenture.

         "EURO REFERENCE BANKS" means the principal Euro-zone office of four major banks in the Euro-zone interbank market selected by the Calculation Agent with the prior written consent of the Company.

         "EURO REFERENCE RATE" has the meaning set forth in Section 2.04(d).

         "EURO-ZONE" means the region comprised of member states of the European Union that adopt the single currency in accordance with the treaty establishing the European Community (signed in Rome on March 25, 1957), as amended by the Treaty on European Union (signed in Maastricht on February 7, 1992).

         "EVENT OF DEFAULT" has the meaning set forth in Section 5.01.

         "FIXED RATE INTEREST PERIOD" has the meaning set forth in Section 2.04(b).

         "FIXED RATE NOTES" has the meaning set forth in Section 2.04(b).

         "FLOATING INTEREST PAYMENT DATE" has the meaning set forth in Section 2.04(b).

         "FLOATING INTEREST PERIOD" has the meaning set forth in Section
2.04(b).

         "FLOATING RATE EURO NOTES" has the meaning set forth in Section
2.04(b).

         "INTEREST" as used herein shall include the payments of any Arrears of Interest, Additional Interest and Additional Amounts, as applicable, to the extent that, in such context, Arrears of Interest, Additional Interest or Additional Amounts are, were or would be payable in respect thereof and as if express mention of the payment of Arrears of Interest, Additional Interest and Additional Amounts, if applicable, were made in any provisions hereof where such express mention is not made.

         "INTEREST DETERMINATION DATE" has the meaning set forth in Section 2.04(d).

         "INTEREST PERIOD" has the meaning set forth in Section 2.04(b).

         "INTEREST RATE" has the meaning set forth in Section 2.04(b).


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         "ISSUE DATE" means December 15, 2000.

         "MAKE-WHOLE AMOUNT" means the amount calculated by the Calculation Agent in consultation with the Company and equal to the sum of the Present Values of the remaining scheduled payments of principal and interest to Maturity in the case of the U.S. Dollar Notes and the Sterling Notes.

         "MANDATORY INTEREST PAYMENT DATE" when used with respect to Subordinated Notes of any series, means the Interest Payment Date for such series of Subordinated Notes following the date, during any Deferral Period, on which

                           (i) the Company declares a dividend distribution on
                  any class of its share capital;

                           (ii) the Trustee receives a written notice from the
                  Company confirming that (A) no Regulatory Intervention is or will be continuing on such Interest Payment Date for such series of Subordinated Notes and (B) the Company has declared a dividend distribution on any class of the Company's share capital at the annual general meeting of the Company's shareholders immediately preceding the occurrence of such Regulatory Intervention; or

                           (iii) the Company commences, and does not abandon, a
                  public tender offer to redeem, purchase or acquire any of its ordinary shares, which ordinary shares shall be cancelled on completion of such tender offer.

         "MATURITY DATE" means, with respect to the U.S. Dollar Notes, December 15, 2030, with respect to the Sterling Notes, December 15, 2020 and with respect to the Euro Notes, December 15, 2020, or any other date on which the principal of such Subordinated Note becomes due and payable as therein or herein provided, whether by call for redemption, winding-up of the Company or otherwise.

         "OPTIONAL INTEREST PAYMENT DATE" means each Interest Payment Date to which either of the following circumstances applies:

                           (i) the Trustee has received from the Company a
                  Deferral Notice confirming that (A) a Regulatory Intervention has occurred and such Regulatory Intervention is continuing on such Interest Payment Date and (B) the Company has not declared a dividend distribution on any class of the Company's share capital since the date on which such Regulatory Intervention occurred; or

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                           (ii) the Company did not declare a dividend
                  distribution on any class of the Company's share capital at the annual general meeting of the Company's shareholders immediately prior to such Interest Payment Date.

         "PAYING AGENT" has the meaning set forth in Section 6.01.

         "PRESENT VALUE" means the value determined by the Calculation Agent by discounting the remaining principal and interest payments to Maturity on a semiannual basis, in the case of the U.S. Dollar Notes, and on an annual basis, in the case of the Sterling Notes, in each case (assuming a 360-day year consisting of twelve 30-day months) using the Adjusted Comparable Yield plus 75 basis points. If the Company shall redeem the U.S. Dollar Notes or the Sterling Notes pursuant to Section 3.02(a)(ii) or Section 3.04, prior to 18 months after the Issue Date of such series of Subordinated Notes, the amount will be adjusted using the Adjusted Comparable Yield plus 1.500% for the U.S. Dollar Notes and 1.225% for the Sterling Notes.

         "PRINCIPAL" means, as the context may require, principal and premium, if any, as applicable.

         "PRINCIPAL SUBSIDIARY" means any consolidated subsidiary of the Company engaged in the insurance business and subject accordingly to regulation as such, and whose contribution to the consolidated gross written premiums or consolidated gross technical reserves of the Company represented 5% or more of the consolidated gross written premiums or consolidated gross technical reserves, respectively, as shown in the most recent audited consolidated financial statements of the Company as of the relevant Interest Payment Date.

         "REDENOMINATION DATE" means any Interest Payment Date for the Sterling Notes pursuant to their terms that falls on or after the date on which the United Kingdom becomes a participating member state and the euro is substituted for Sterling as its national currency.

         "REGULAR RECORD DATE" has the meaning set forth in Section 2.04(c).

         "REGULATORY EVENT" means, (a) in the event that the Company is subject to consolidated regulatory supervision by the Relevant Supervisory Authority, including after a Successor Entity has assumed the Company's obligations under the Subordinated Notes and the Company has executed a guarantee in accordance with Section 8.03 of the Base Indenture, and the Company is not permitted:

                           (i) under the applicable rules and regulations
                  adopted by the Relevant Supervisory Authority or an official application or interpretation of those rules and regulations, including a decision of any court or tribunal, to treat at the time such rules and regulations are implemented the

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                  entire aggregate principal amount of any series of
                  Subordinated Notes as regulatory capital for the purposes of the determination of the solvency margin or capital adequacy ratios, or

                           (ii) as a result of any change made by the Relevant
                  Supervisory Authority to the rules and regulations as originally implemented or any change in an official application or interpretation of those rules and regulations, including a decision of any court or tribunal, to treat at the time such change is made the entire aggregate principal amount of any series of Subordinated Notes as regulatory capital for the purposes of the determination of the solvency margin or capital adequacy ratios, or

         (b) in the case of the assumption of the obligations under the Indenture with respect to any series of Subordinated Notes by a Successor Entity in accordance with Section 8.03 of the Base Indenture, such Successor Entity is an insurance company or an insurance holding company and at the time of such assumption such Successor Entity is permitted to treat the entire aggregate principal amount of such series of Subordinated Notes as regulatory capital for the purposes of the determination of its solvency margin or capital adequacy ratios and, as a result of any change made by the Relevant Supervisory Authority to the rules and regulations in effect at the time of such assumption or any change in an official application or interpretation of those rules and regulations, including a decision of any court or tribunal, such Successor Entity is not permitted to treat the entire aggregate principal amount of such series of Subordinated Notes as regulatory capital for the purposes of the determination of its solvency margin or capital adequacy ratios.

         For the avoidance of doubt, in the case of the assumption of the obligations under the Indenture by a Successor Entity in accordance with
Section 8.03 of the Base Indenture, any Regulatory Event with respect to a Successor Entity may be in addition to a separate Regulatory Event with respect to the Company, as guarantor.

         "REGULATORY INTERVENTION" means (i) in respect of the Company, a request to the Company from any Relevant Supervisory Authority to restore either its applicable minimum solvency margins or capital adequacy levels; or (ii) in respect of a Principal Subsidiary, a request to such Principal Subsidiary from its Relevant Supervisory Authority to restore either its applicable minimum solvency margins or capital adequacy levels.

         "RELEVANT SUPERVISORY AUTHORITY" means any relevant regulator having jurisdiction over (i) the Company, in the event the Company is regulated on a consolidated basis and is required to comply with any applicable minimum solvency margins or capital adequacy levels, or (ii) a Principal Subsidiary

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         "STERLING" means the lawful currency of the United Kingdom, as of the date hereof.

         "STERLING NOTES" has the meaning set forth in the recitals of this First Supplemental Indenture.

         "SUBORDINATED NOTES" has the meaning set forth in the recitals of this First Supplemental Indenture.

         "TARGET SETTLEMENT DAY" means any day on which the TARGET System is operating.

         "TARGET SYSTEM" means the Trans-European Automated Real-Time Gross Settlement Express Transfer System or any successor system thereto.

         "TAXES" has the meaning set forth in Section 6.04.

         "TRUSTEE" means the Person named as the "Trustee" in the first paragraph of this instrument until a successor trustee shall have become such pursuant to the applicable provisions of the Base Indenture, and thereafter "Trustee" shall mean the Person who is then the Trustee thereunder, and if at any time there is more than one such Person, "Trustee" shall mean and include each such Person; and "Trustee" as used with respect to the Subordinated Notes of any series shall mean the Trustee with respect to the Subordinated Notes of such series.

         "U.S. DOLLAR NOTES" has the meaning set forth in the recitals of this First Supplemental Indenture.


                                    ARTICLE 2
             GENERAL TERMS AND CONDITIONS OF THE SUBORDINATED NOTES

         SECTION 2.01. DESIGNATION AND PRINCIPAL AMOUNT. The following series of Subordinated Notes are hereby authorized:

                  (i) Securities designated the "U.S. Dollar Notes," initially to be issued in the aggregate principal amount of $900,000,000;

                  (ii) Securities designated the "Sterling Notes," initially to be issued in the aggregate principal amount of [POUND]325,000,000; and

                  (iii) Securities designated the "Euro Notes," initially to be issued in the aggregate principal amount of [EURO]650,000,000.

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                  SECTION 2.02. MATURITY. The principal of the Subordinated
         Notes of each series shall be due and payable on the Maturity Date with respect to such series.

                  SECTION 2.03. FORM AND PAYMENT; MINIMUM TRANSFER RESTRICTION.

                  (a) The Subordinated Notes shall be issued as registered Securities in book-entry global form and shall not be exchangeable for definitive securities except as provided in Section 3.05 of the Base Indenture. The Subordinated Notes shall not be exchangeable at any time for bearer securities. The Subordinated Notes will be issued as global notes registered in the name of DTC or its nominee, in the case of the U.S. Dollar Notes, and in the name of a common depositary, or its nominee, for Clearstream, Luxembourg and Euroclear, in the case of the Euro Notes and Sterling Notes. Book-entry interests in a global note may be held through organizations that participate, directly or indirectly, in the DTC, Clearstream, Luxembourg and Euroclear systems, as applicable. Book-entry interests in the U.S. Dollar global notes and all transfers relating to the U.S. Dollar global notes will be reflected in the book-entry records of DTC. Book-entry interests in the Euro and Sterling global notes and all transfers relating to the Euro and Sterling global notes will be reflected in the book-entry records of Euroclear and Clearstream, Luxembourg.

                  SECTION 2.04. PAYMENT OF INTEREST. (a) Subject to Section 4.01(a), if applicable, interest on any series of Subordinated Notes which is payable, and is punctually paid or duly provided for, on any Interest Payment Date, on any Optional Interest Payment Date where the Company has not delivered a Deferral Notice or on any date on which the Company pays any accrued Arrears of Interest and Additional Interest in accordance with Section 4.01(c), shall be paid, in the case of registered Subordinated Notes, to the Person in whose name that Subordinated Note (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date or Deferred Record Date, as the case may be, for such interest, including through a Paying Agent by wire-transfer of same-day funds to the Holder or, at the option of the Company, by check mailed to the address of the Holder as it appears in the Debt Security Register.

         (b) INTEREST RATES.

                  (i) The U.S. Dollar Notes will bear interest from the Issue Date to the Maturity Date at a fixed rate per annum equal to 8.60%.

                  (ii) The Sterling Notes will bear interest from the Issue Date to the Maturity Date at a fixed rate per annum equal to 7.125%.

                  (iii) The Euro Notes will initially bear interest from the Issue Date to December 15, 2010 at a fixed rate per annum equal to 6.75%. After

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         December 15, 2010 until the Maturity Date, the Euro Notes will convert to floating rate notes which will bear interest at a floating rate equal to the Euro Reference Rate plus a margin of 2.20%, calculated on the relevant Interest Determination Date.

                  (iv) The interest rates with respect to the U.S. Dollar Notes, Sterling Notes and Euro Notes are herein collectively referred to as the "INTEREST RATE". The U.S. Dollar Notes, Sterling Notes and Euro Notes (up to December 15, 2010) are herein collectively referred to as the "FIXED RATE NOTES". The Euro Notes from and after December 15, 2010 are herein referred to as the "FLOATING RATE EURO NOTES". The period from and including the Issue Date to, but excluding, the first Interest Payment Date with respect to a series of Fixed Rate Notes, and each successive period from, and including, an Interest Payment Date to, but excluding, the next successive Interest Payment Date with respect to such series, is herein referred to as a "FIXED RATE INTEREST PERIOD." Any Interest Payment Date after December 15, 2010 with respect to the Euro Notes is hereinafter referred to as a "FLOATING INTEREST PAYMENT DATE". The period from and including December 15, 2010, to, but excluding, the following Interest Payment Date with respect to the Floating Rate Euro Notes and each successive period from, and including, a Floating Interest Payment Date to, but excluding, the next succeeding Floating Interest Payment Date with respect to such series is called a "FLOATING INTEREST PERIOD" and together with the Fixed Rate Interest Periods, an "INTEREST PERIOD."

         (c) INTEREST PAYMENT DATES. Interest on the U.S. Dollar Notes will be payable semiannually in arrears on June 15 and December 15 of each year, commencing on June 15, 2001, to the persons in whose names the notes are registered at the close of business on the applicable preceding June 1 and December 1.

         Interest on the Sterling Notes will be payable annually in arrears on December 15 of each year, commencing on December 15, 2001, to the persons in whose name the notes are registered at the close of business on the applicable preceding December 1.

         Interest on the Euro Notes will be payable annually in arrears on December 15 of each year, commencing on December 15, 2001 until December 15, 2010, to the persons in whose names the notes are registered at the close of business on the applicable preceding December 1. After December 15, 2010, interest on the Euro Notes will be payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, to the persons in whose name the notes are registered at the close of business on the applicable preceding March 1, June 1, September 1 and December 1.

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         The dates in this Section 2.04(c) with which reference is made to determine the Persons entitled to receive interest on the Subordinated Notes of a series are collectively referred to as "REGULAR RECORD DATES". If any Interest Payment Date or Maturity Date would otherwise fall on a day which is not a Business Day, it shall be postponed to the next day which is a Business Day unless, with respect to the Floating Rate Euro Notes only, such next Business Day would then fall into the next calendar month, in which event the Interest Payment Date or Maturity Date of any series of Floating Rate Euro Notes shall be brought forward to the immediately preceding Business Day.

         (d) CALCULATION OF THE EURO REFERENCE RATE. The Euro Reference Rate will be determined by the Calculation Agent as at or about 11:00 a.m. (Brussels time) on the Interest Determination Date in question. "INTEREST DETERMINATION DATE" means the second Euro Business Day before the commencement of the Floating Interest Period for which the rate will apply. The "EURO REFERENCE RATE" will be determined as follows:

                           (i) The Euro Reference Rate will be the offered rate,
                  expressed as an annual rate, for three (3) month Euro deposits commencing on the first date of the relevant interest period which appears, for information purposes only, at or about 11:00 a.m. (Brussels time) on the display designated as page "248" on Bridge/Telerate (or such other page or service as may replace it for the purpose of displaying the European interbank offered rate).

                           (ii) If the Euro Reference Rate cannot be ascertained
                  as described in subparagraph (i) above, the Calculation Agent will request each of the Euro Reference Banks to provide the Calculation Agent with its offered quotation to prime banks in the Euro-zone interbank market for Euro deposits for a period of three (3) months commencing on the first day of the relevant Floating Interest Period, at or about 11:00 a.m. (Brussels time) on the Interest Determination Date. The Euro Reference Rate will be the arithmetic mean (rounded upwards if necessary to the nearest fifth decimal place with 0.000005 being rounded upwards) of the offered quotations as established by the Calculation Agent.

                           (iii) If on any Interest Determination Date the Euro
                  Reference Rate is being calculated in accordance with subparagraph (ii) above, and only two (2) or three (3) of the Euro Reference Banks provided offered quotations, the Euro Reference Rate shall be calculated in accordance with the provisions of subparagraph (ii) above, based on the offered quotations of those Euro Reference Banks providing offered quotations.

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                           (iv) If on any Interest Determination Date the Euro
                  Reference Rate is being calculated in accordance with subparagraph (ii) above, and less than two (2) Euro Reference Banks provide offered quotations, the Euro Reference Rate shall be the annual rate which the Calculation Agent determines to be the sum of the margin and the arithmetic mean (rounded upwards if necessary to the nearest fifth decimal place with 0.000005 being rounded upwards) of the Euro lending rates quoted by major banks in the Euro-zone (selected by the Calculation Agent with the prior written consent of the Company and being at least two (2) in number) at or about 11:00 a.m. (Brussels time) on the Interest Determination Date in question for loans in Euro to leading European banks for a period of three (3) months commencing on the first day of the relevant Floating Interest Period, except that if the banks so selected by the Calculation Agent are not quoting on such Interest Determination Date, the Interest Rate for the relevant Floating Interest Period shall be the Interest Rate in effect for the last preceding Floating Interest Period to which subparagraphs (i), (ii) or (iii) shall have applied.

         (e) CALCULATION OF INTEREST. With respect to the U.S. Dollar Notes and the Sterling Notes, if interest is required to be calculated for any period less than a year, it will be calculated based on a 360-day year consisting of twelve 30-day months.

         With respect to the Euro Notes, until December 15, 2010, if interest is required to be calculated for any period of less than a year, it will be calculated on the basis of the actual number of days elapsed since the Issue Date of such notes or, if more recent, the last Interest Payment Date divided by 365 (or, if any portion of this period falls in a leap year, the sum of (A) the actual number of days in that portion of the period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the period falling in a non-leap year divided by 365).

         With respect to the Floating Rate Euro Notes, if interest is required to be calculated for any period of less than a year, it will be calculated on the basis of the actual number of days elapsed since the Issue Date of such notes or, if more recent, the last Interest Payment Date divided by 360.

         SECTION 2.05. REDENOMINATION IN EURO. (a) The Sterling Notes may be redenominated in euro at the option of the Company, and without the consent of the Holders of the Sterling Notes, upon giving not less than 30 days' notice to the Trustee and Holders of the Sterling Notes, with effect on and from the Redenomination Date specified in such notice; PROVIDED, HOWEVER, that the

Company shall in any event deliver such notice specifying a Redenomination Date no later than the last day on which Sterling is legal tender in the United Kingdom.

         (b) In the event that the Company elects to redenominate the Sterling Notes pursuant to Section 2.05(a), the redenomination shall have effect as follows:

                  (i) with effect on and from the Redenomination Date, each [POUND]1,000 in aggregate principal amount of the Sterling Notes will be deemed to be denominated in such amount of euro as is equivalent to its denomination in Sterling at the Established Rate and specified in the notice required by Section 2.05(a), subject to such provisions
         (if any) as to rounding up or down (and payments in respect of fractions consequent on rounding) as the Company may decide, with the prior written approval of the Trustee;

                  (ii) on and after the Redenomination Date, all payments in respect of the Sterling Notes will be made solely in euro, including payments of interest in respect of the Interest Period commencing immediately before the Redenomination Date, as though references in the Sterling Notes and this First Supplemental Indenture to Sterling were to euro; and

                  (iii) with effect on and from the Redenomination Date, such changes shall be made to the Indenture and any agency agreement with any agent not a party to the Indenture as the Company may decide, with the prior written approval of the Trustee and (in the case of any agency agreement) each Paying Agent party to such agreement, which paying agent shall be specified in the notice required by Section 2.05(a), to conform the Indenture and any relevant agency agreement to conventions then applicable to the issue, terms and conditions or trading of instruments denominated in euro or to enable the Sterling Notes to be consolidated with one or more issues of other Subordinated Notes issued by the Company, if any, whether or not originally denominated in Sterling or euro.

         (c) Notwithstanding Section 2.05(a), the Sterling Notes may, at the option of the Company, and without the consent of the Holders of the Sterling Notes, upon not less than 30 days' notice to the Trustee and the Holders of the Sterling Notes, be exchangeable for Subordinated Notes expressed to be denominated in euro in accordance with such arrangements as the Company may decide with the prior written approval of the Trustee, with effect on and from the Redenomination Date or such later Interest Payment Date under the Sterling Notes as the Company may specify in such notice.

         (d) Except as otherwise provided in Section 2.05(c), the circumstances and consequences described in this Section 2.05 alone do not entitle the Company, the Trustee or any Holder of Sterling Notes to (i) early redemption, rescission, notice or repudiation of the terms and conditions of the Subordinated Notes or the Indenture or (ii) raise other defenses or request any compensation claim or affect any other obligation of the Company under the Sterling Notes or the Indenture based on redenomination of the Sterling Notes and the Indenture into euro.


                                    ARTICLE 3
                                   REDEMPTION

         SECTION 3.01. OPTIONAL REDEMPTION. Except as provided in this Article Three and in Article Eleven of the Base Indenture, the Subordinated Notes may not be redeemed by the Company prior to maturity.

         The Euro Notes may be redeemed in whole or in part, at the option of the Company and without the consent of the Holders of the Euro Notes or the Trustee, at any time on and after December 15, 2010 on any Interest Payment Date upon giving not less than 30 nor more than 60 days' notice to the Holders of Euro Notes at a redemption price equal to 100% of the aggregate principal amount thereof together with any accrued interest to, but excluding, the date fixed for redemption. In the event that the Euro Notes are redeemed in part pursuant to this Section 3.01, the Trustee shall select the Euro Notes of such series to be redeemed on a pro-rata basis, by lot or by such other method as it deems fair and appropriate.

         SECTION 3.02. OPTIONAL REDEMPTION DUE TO CHANGES IN TAX TREATMENT. (a) The Subordinated Notes of any series will be redeemable as a whole at the option of the Company upon not less than 30 nor more than 60 days' notice, on any date, at a redemption price equal to 100% of the principal amount of such Subordinated Notes together with accrued but unpaid interest in respect of such series of Subordinated Notes to, but excluding, the date fixed for redemption or, in the case of U.S. Dollar Notes and Sterling Notes redeemed pursuant to subparagraph
(a)(ii) below, at a redemption price equal to the greater of (x) 100% of their aggregate principal amount plus accrued but unpaid interest to, but excluding, the date fixed for redemption, or (y) a Make-Whole Amount, if at any time:

                  (i) the Company shall determine that as a result of a change in or amendment to the laws or regulations or rulings of a Taxing Jurisdiction, including any treaty to which it is a party, or a change in an official application or interpretation of those laws or regulations or rulings, including a decision of any court or tribunal, which becomes effective on or after December 12, 2000 (or, in the case of any Successor Person or

         Successor Entity, becomes effective on or after the date of that entity's assumption of the Company's obligations or the assumption of the Successor Entity's obligations in the case of a merger, conveyance, transfer or lease in accordance with Section 8.01 of the Base Indenture), in making any payments of principal of or interest on such Subordinated Notes the Company has paid or will or would on the next Interest Payment Date be required to pay Additional Amounts and notwithstanding whether the payment of Additional Amounts is legal or not under French law (or the law of a Successor Entity or Successor Person jurisdiction), or

                  (ii) on the next Interest Payment Date the Company would not be entitled to claim a deduction in respect of the payments of interest on any particular series of Subordinated Notes in computing its French (or, in the case of a Successor Person or Successor Entity, the relevant successor jurisdiction) taxation liabilities;

PROVIDED, HOWEVER, in the case of a Successor Entity or any Successor Person to a Successor Entity, such redemption will only be permitted pursuant to Section 3.02(a)(ii) if such Successor Entity or such Successor Person would not be entitled to claim a deduction in respect of such interest payments as a result of a change in or amendment to the laws or regulations or rulings in the Successor Entity or Successor Person's Taxing Jurisdiction, including any treaty to which it is a party, or a change in an official application or interpretation of those laws or regulations or rulings, including a decision of any court or tribunal, which becomes effective on or after the date the Successor Entity assumes the Company's obligations, or the Successor Person assumes the Successor Entity's obligations; provided that the sole purpose of the assumption by such Successor Entity or any Successor Person to a Successor Entity of the obligations under the Indenture would not be to permit redemption of the Subordinated Notes.

         (b) The Company will not give a notice of redemption earlier than 60 days prior to the earliest date on which the Company would be obligated to pay Additional Amounts under Section 6.04. The Company will also pay to each Holder, or make available for payment to each Holder, of such Subordinated Notes on the redemption date, any Additional Amounts resulting from the payment of such redemption price.

         (c) Notwithstanding Section 3.02(a) above, any Successor Person to the Company will have the option to redeem any series of Subordinated Notes where the Company, or the Successor Person to the Company pursuant to a transaction in accordance with Section 8.01 of the Base Indenture, is required to pay Additional Amounts upon or after any merger, conveyance, transfer or lease pursuant to Section 8.01 of the Base Indenture. The Company or the Successor Person is not required to use reasonable measures to avoid the obligation to pay

Additional Amounts in this situation. The provisions of this paragraph do not apply to a merger, conveyance, transfer or lease by a Successor Entity.

         In any case where the Company (or any Successor Entity or Successor Person) shall determine that as a result of any change in the official application or interpretation of any laws or regulations it is entitled to redeem Subordinated Notes of any series, the Company, the Successor Entity or Successor Person, as the case may be, shall be required to deliver to the Trustee prior to the giving of any notice of redemption a written Opinion of Counsel in a form reasonably satisfactory to the Trustee confirming that the Company, the Successor Entity or Successor Person, as the case may be, is entitled to exercise its right of redemption.

         SECTION 3.03. MANDATORY REDEMPTION IF PROHIBITED FROM PAYING ADDITIONAL AMOUNTS. If French law or regulation (or, the law or regulation of the applicable Taxing Jurisdiction) prohibits the Company (or any Successor Person or Successor Entity) from paying Additional Amounts on any series of Subordinated Notes notwithstanding the undertaking to pay such Additional Amounts pursuant to Section 6.04, then the Company (or any Successor Person or Successor Entity) shall (subject to any prior authorization of a Relevant Supervisory Authority) redeem all of the Subordinated Notes of the relevant series then outstanding at 100% of their aggregate principal amount plus accrued but unpaid interest to, but excluding, the date fixed for such redemption, upon giving not less than seven nor more than thirty days' notice to the Holders, provided that, to the extent practicable, the due date for redemption of which notice hereunder shall be given, shall be the latest possible date before the Company (or any Successor Entity or Successor Person) becomes obligated to pay Additional Amounts with respect to that series, or if such date is past, as soon as is practicable thereafter.

         SECTION 3.04. OPTIONAL REDEMPTION DUE TO A REGULATORY EVENT. (a) If at any time the Company determines that a Regulatory Event has occurred on or after December 12, 2000 (or, in the case of a Successor Entity or Successor Person, on or after the date it has assumed the Company's obligations) with respect to any series of Subordinated Notes, such series of Subordinated Notes will be redeemable as a whole at the option of the Company (or any Successor Entity or Successor Person), upon not less than 30 nor more than 60 days' notice on any Interest Payment Date by paying a redemption price equal to:

                  (i) with respect to the Euro Notes, 100% of the aggregate principal amount of such Euro Notes together with accrued but unpaid interest to (but excluding) the date fixed for such redemption, and

                  (ii) with respect to the U.S. Dollar Notes and the Sterling Notes, the greater of (x) 100% of their aggregate principal amount plus accrued but unpaid interest to (but excluding) the date fixed for such redemption or (y) a Make-Whole Amount.

         In any case where the Company (or any Successor Entity or Successor Person) shall determine that a Regulatory Event has occurred and is continuing and it is entitled, as a result, to redeem Subordinated Notes of any series, the Company, the Successor Entity or Successor Person, as the case may be, shall be required to deliver to the Trustee prior to the giving of any notice of redemption a written Opinion of Counsel in a form reasonably satisfactory to the Trustee confirming that the Company, the Successor Entity or Successor Person, as the case may be, is entitled to exercise its right of redemption.


                                    ARTICLE 4
                     OPTIONAL DEFERRAL OF INTEREST PAYMENTS

         SECTION 4.01. OPTIONAL INTEREST PAYMENT DATE. (a) On any Optional Interest Payment Date for any series of Subordinated Notes, the Company will be entitled, by giving notice to the Trustee and the Holders of the relevant series of Subordinated Notes in accordance with Sections 1.05 and 1.06 of the Base Indenture prior to the Regular Record Date for such Optional Interest Payment Date (a "DEFERRAL NOTICE"), to defer the due date for payment of any interest in respect of such series of Subordinated Notes and, accordingly, on the giving of such Deferral Notice, the due date (the "DEFERRED PAYMENT DATE") for payment of interest (the "DEFERRED PAYMENT") shall be so deferred and the Company shall not be obliged to make payment thereof on the date such payment would otherwise have become due and payable and such deferral of interest shall not constitute a Default by the Company or a breach of any of its obligations under the Indenture. The Company may defer the payment of interest for any period (the "DEFERRAL PERIOD"), PROVIDED that, (i) with respect to the Euro Notes and Sterling Notes, such Deferral Period may not extend beyond the Stated Maturity of the Euro Notes or Sterling Notes of such series or any other date on which the Euro Notes or Sterling Notes of such series are to be paid in full (or in part in accordance with Section 4.01(c)(ii)(x) below) and, (ii) with respect to the U.S. Dollar Notes, (x) a Deferral Period may not extend beyond five years from the initial Deferred Payment Date or any earlier date on which the U.S. Dollar Notes are to be paid in full, (y) the Company must pay all accrued Arrears of Interest and Additional Interest on the U.S. Dollar Notes at the end of any such five-year period or at such earlier date and (z) at the end of any such five-year period the Company may again defer the payment of interest on the U.S. Dollar Notes which would otherwise be payable on any Interest Payment Date beginning on or following the end of such five-year period; provided that any subsequent Deferral Period must comply with this Section 4.01(a)(ii)

         (b) ARREARS OF INTEREST. Any interest on any Subordinated Note which is payable, but is deferred pursuant to Section 4.01(a) shall constitute "ARREARS OF INTEREST". Arrears of Interest (together with the corresponding amount of Additional Interest) on any registered Subordinated Note of any series shall forthwith cease to be payable to the Holder on the relevant Regular Record Date by virtue of them having been such Holder, and such Arrears of Interest (together with the corresponding amount of Additional Interest) shall be paid to the Person in whose name that Subordinated Note (or one or more Predecessor Securities) is registered at the close of business on the record date established by the Company for such purpose (the "DEFERRED RECORD DATE").

         (c) PAYMENTS OF ARREARS OF INTEREST. (i) Arrears of Interest (together with the corresponding amount of Additional Interest) may at the option of the Company be paid in whole or in part at any time and shall be paid in full on any Mandatory Interest Payment Date.

                  (ii) In addition to the obligations under clause 4.01(c)(i) above, all Arrears of Interest (together with the corresponding amount of Additional Interest) in respect of the Subordinated Notes of any series then Outstanding also shall become due and payable on:

                           (x) the date fixed for any optional or mandatory
                  redemption of such Subordinated Notes of such series then Outstanding; PROVIDED, HOWEVER, that if Euro Notes are redeemed in part pursuant to Section 3.01, only the Arrears of Interest (together with the corresponding amount of Additional Interest) on the Euro Notes being redeemed shall become due and payable; or

                           (y) the date upon which a final judgment is
                  made for the judicial liquidation (LIQUIDATION JUDICIAIRE) of the Company or the date of the voluntary liquidation (LIQUIDATION AMIABLE) of the Company or of the sale of the whole of the business (CESSION TOTALE DE L'ENTREPRISE) of the Company following an order of judicial reorganization (REDRESSEMENT JUDICIAIRE).

         (d) ADDITIONAL INTEREST. Any amount of Arrears of Interest with respect to a series of Subordinated Notes shall bear interest (to the extent permitted by applicable law) as if it constituted the principal of such Subordinated Notes at a rate which corresponds to the Interest Rate then applicable to such Subordinated Notes. The amount of interest so accrued (the "ADDITIONAL INTEREST") in respect of Arrears of Interest will become due and payable as and when the applicable Arrears of Interest become due and payable in accordance with the provisions of Section 4.01(c). The amount of Additional Interest shall be calculated by the Calculation Agent in consultation with the Company. The amount of Additional Interest accrued as of an Interest Payment Date shall be added, for purposes only of the calculation of the amount of Additional Interest due after such Interest Payment Date, to the corresponding amount of Arrears of Interest unpaid as at such Interest Payment Date as if such amount would constitute itself Arrears of Interest.

         (e) NOTICES. The Company shall give five Business Days' prior notice to the Trustee and to the Holders of the relevant series of Subordinated Notes in accordance with Sections 1.05 and 1.06, respectively, of the Base Indenture of its election pursuant to Section 4.01(c) to pay all or part of the Arrears of Interest or Additional Interest.

         (f) PAYMENT OF ARREARS OF INTEREST AND ADDITIONAL INTEREST IN PART. If any amounts of Arrears of Interest and Additional Interest on a series of Subordinated Notes are paid in part:

                  (i) all unpaid amounts of Arrears of Interest on such Subordinated Notes shall be payable before any Additional Interest on such Subordinated Notes;

                  (ii) Arrears of Interest on such Subordinated Notes accrued for any Interest Period shall not be payable until full payment has been made of all Arrears of Interest on such Subordinated Notes that have accrued during any earlier Interest Period and the order of payment of Additional Interest on such Subordinated Notes will follow that of the Arrears of Interest to which it relates; and

                  (iii) the amount of Arrears of Interest or Additional Interest payable in respect of any Subordinated Note of such series with respect to any Interest Period, shall be computed PRO RATA to the total amount of all unpaid Arrears of Interest or, as the case may be, amount of Additional Interest accrued on the Subordinated Notes of such series in respect of that Interest Period to the date of payment.

                                    ARTICLE 5
                                    REMEDIES

         SECTION 5.01. EVENTS OF DEFAULT. With respect to each series of the Subordinated Notes, "EVENT OF DEFAULT", wherever used in the Indenture, means the making of an order by a court of competent jurisdiction which is not successfully appealed within 30 days of the making of such order, or the valid adoption by the shareholders of the Company of an effective resolution, for the winding-up of the Company (voluntary or judicial liquidation (LIQUIDATION AMIABLE OR LIQUIDATION JUDICIAIRE)) (other than under or in connection with a scheme of amalgamation or reconstruction not involving a bankruptcy or insolvency) or, following an order of judicial reorganization (REDRESSEMENT JUDICIAIRE), the sale of the entire business (CESSION TOTALE DE L'ENTREPRISE) of the Company.

         If an Event of Default occurs, the Subordinated Notes of each series will automatically become due and payable without any further action required on the part of the Holders or the Trustee.

         SECTION 5.02. DEFAULTS. With respect to each series of the Subordinated Notes, "DEFAULT" wherever used in the Indenture, means any one of the following events:

         (a) the Company fails to pay any instalment of interest on any Subordinated Note of the applicable series when it becomes due and payable and such failure continues for 30 days; or

         (b) the Company fails to pay all or any part of the principal of any Subordinated Note of the applicable series when it becomes due and payable and such failure continues for seven days.

         Notwithstanding the foregoing, failure to make any payment in respect of a series of Subordinated Notes shall not be a Default in respect of such Subordinated Notes if such payment is withheld or refused (i) in order to comply with any fiscal or other law or regulation or with the order of any court of competent jurisdiction, in each case applicable to such payment, or (ii) in case of doubt as to the validity or applicability of any such law, regulation or order, in accordance with advice given as to such validity or applicability at any time before the expiry of such period of 30 days (in the case of payments under clause 5.02(a) above) or seven days (in the case of payments under clause 5.02(b) above) by independent legal advisers selected by the Company and reasonably acceptable to the Trustee, PROVIDED, however, that, with regard to subclause (ii) only, the Trustee may by notice to the Company require the Company to take such action (including proceedings for a declaration by a court of competent jurisdiction) as the Trustee, at the Company's reasonable expense, may be advised in a written opinion of independent legal advisers, upon which opinion the Trustee may conclusively rely, is appropriate and reasonable in the circumstances to resolve such doubt, in which case the Company shall proceed with such action promptly and shall be bound by any final resolution of the doubt resulting therefrom. If any such action results in a determination that the relevant payment can be made without violating any applicable law, regulation or order, then the payment shall become due and payable on the expiration of 30 days (in the case of payments under clause 5.02(a) above) or seven days (in the case of payments under clause 5.02(b) above) after the Trustee gives written notice to the Company informing it of such determination.

         If a Default shall occur and be continuing or the Trustee shall have given notice in accordance with the last sentence of the preceding paragraph, then (x) the Trustee and the Holders shall have such rights as set forth in
Article 5 of the Base Indenture and (y) the Trustee shall have the right to institute appropriate judicial proceedings for the collection of the sums then due and unpaid, may prosecute such proceedings to judgment or final decree and may enforce the judgment or final decree against the Company or any of its property wherever situated (or against any Successor Person or Successor Entity or any of their respective property wherever situated, as applicable) in accordance with the applicable provisions of the Base Indenture. Neither the Trustee nor the Holders shall have the right to accelerate the maturity of the Subordinated Notes if a Default shall occur and be continuing.

         No recourse for the payment of the principal of or interest, if any, on any Subordinated Notes, or for any claim based thereon or otherwise in respect thereof and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture, or in any Subordinated Note, or because of the creation of any indebtedness represented thereby, shall be had against any incorporator, stockholder, officer or director, past, present or future, of the Company or of any Successor Entity or Successor Person, either directly or through the Company whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that to the extent lawful all such liability is hereby expressly waived and released as a condition of, and as a consideration for, the execution of this First Supplemental Indenture and the issue of the Subordinated Notes.

         The Trustee (without affecting the application of Section 5.03) and, by accepting a Subordinated Note, each Holder of a Subordinated Note will be deemed to have waived any right of set-off or counterclaim with respect to the Subordinated Notes or the Indenture that they might otherwise have against the Company.

         SECTION 5.03. APPLICATION OF MONEY COLLECTED. Notwithstanding Section
5.07 of the Base Indenture, any money collected by the Trustee pursuant to this
Article 5 in respect of any series of Subordinated Notes shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal or interest, if any, upon presentation of such Subordinated Notes and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

         FIRST: To the payment of all amounts applicable to such series of Subordinated Notes in respect of which or for the benefit of which such money has been collected due the Trustee under Section 6.07 of the Base Indenture;

         SECOND: In the event that, at such time the Company is subject to voluntary or judicial liquidation (LIQUIDATION AMIABLE OR LIQUIDATION JUDICIAIRE), other than under or in connection with a scheme of amalgamation or reconstruction not involving a bankruptcy or insolvency or, following an order of judicial reorganization (REDRESSEMENT JUDICIAIRE), the sale of its entire business (CESSION TOTALE DE L'ENTERPRISE), to the prior full payment of all Senior Creditors to the extent required by Section 12.01 of the Base Indenture, PROVIDED that such obligation may be performed by the Trustee paying to the liquidator of the Company the amount to be so applied on terms that such liquidator shall distribute and pay the same to the Senior Creditors, in which event the receipt by such liquidator of such amount shall be a good discharge to the Trustee and the Trustee shall not be bound to supervise or be in any way responsible for such distribution or payment and the Holders of the Subordinated Notes shall be fully subrogated to the rights of the Senior Creditors to the extent of the amount paid by the Trustee to such liquidator;

         THIRD: To the payment of the amounts then due and unpaid for principal of and interest, if any, on such series of Subordinated Notes in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Subordinated Notes for principal and interest, if any, respectively;

         FOURTH: To the payment of the balance, if any, to the Company.


                                    ARTICLE 6
                             COVENANTS OF THE ISSUER

         SECTION 6.01. AGENTS. (a) The Company agrees, for the benefit of the Holders from time to time of the Subordinated Notes, that, until all of the Subordinated Notes of the applicable series are no longer Outstanding or until moneys for the payment of all of the principal of and interest on all Outstanding Subordinated Notes shall have been made available at an office or offices of a Paying Agent, whichever occurs earlier, there shall at all times be a paying agent hereunder. The Company hereby appoints The Bank of New York, at present having an office at 101 Barclay Street, New York, NY 10286, as its principal paying agent in New York, BNP Paribas Luxembourg, at present having an office at 10A Boulevard Royal, 2093, Luxembourg, and The Bank of New York, through its London Branch, at present having an office at One Canada Square, London E14 5AL, England, as paying agents in respect of the Subordinated Notes, upon the terms and subject to the conditions herein and therein set forth, it being understood that in their capacity as paying agents hereunder, The Bank of New York, BNP Paribas Luxembourg and The Bank of New York, London Branch, will perform their duties exclusively through their offices in New York,

Luxembourg and London, respectively. The Bank of New York, through its New York and London branches, and BNP Paribas Luxembourg and, subject to subsection (e), any successor paying agent are herein collectively referred to as the "PAYING AGENTS". The Paying Agents shall arrange for the payment, from funds furnished by the Company to the Paying Agents of the principal of and interest on the Subordinated Notes on the date such payments become due and payable. The Paying Agents shall have the powers and authority granted to and conferred upon them herein and in the Subordinated Notes.

         (b) Until all of the Subordinated Notes are no longer Outstanding, there shall at all times be a Calculation Agent hereunder. The Company hereby appoints The Bank of New York, through its London Branch, at present having an office at One Canada Square, London E14 5AL, England, as calculation agent in respect of the Notes (the "CALCULATION AGENT"), upon the terms and subject to the conditions herein and therein set forth. The Calculation Agent shall calculate the interest applicable to the Floating Rate Euro Notes in the manner as provided in Section 2.04(d) and in such Notes and shall calculate any Arrears of Interest and Additional Interest payable in respect of the Subordinated Notes pursuant to Section 4.01 and in such Notes and shall undertake all other services hereinafter described upon the terms and subject to the conditions herein, including, but not limited to, complying with the notice provisions of
Section 6.01(h). The Calculation Agent shall have the powers and authority granted to and conferred upon it herein and in the Subordinated Notes.

         (c) Each of the Paying Agents and the Calculation Agent is herein referred to as an "AGENT" and they are referred to collectively as the "AGENTS". Prior to issuing the Subordinated Notes, the Company will cause such Agents to execute and deliver to the Company (with a copy to the Trustee unless the Trustee is also such Agent) a written instrument in which such Agent shall agree to act as such hereunder, subject to the provisions of this Article. The Company may also serve as Paying Agent or appoint any of its affiliates to serve as Paying Agent and may, in the event the Calculation Agent shall resign or be removed as provided for in Section 6.01(e) and a successor has not been appointed at such time as a calculation is required to be made hereunder by the Calculation Agent, also, serve as Calculation Agent; provided that the foregoing shall not effect the Company's obligation to appoint a Calculation Agent as provided in Section 6.01(b). The Company will give to the Trustee (unless the Trustee is also such Agent) written notice of any change in the location of any office or agency of the Agents hereunder. The Company shall have the right to vary or terminate the appointment of any such office or agency subject to
Section 10.02 of the Base Indenture.

         (d) Each Agent accepts its obligations set forth herein and in the Subordinated Notes upon the terms and conditions hereof and thereof, including the following, to all of which the Company agrees and to all of which the rights of the Holders from time to time of the Subordinated Notes shall be subject:

                           (i) Each Agent shall be entitled to the compensation
                  to be agreed upon in writing with the Company for all services rendered by it, and the Company agrees promptly to pay such compensation and to reimburse each Agent for reasonable out-of-pocket expenses incurred by it in connection with the services rendered by it hereunder. The Company also agrees to indemnify each Agent for, and to hold each of them harmless against, any loss, liability, damage or expense incurred without negligence, bad faith or wilful misconduct on its part, arising out of or in connection with their acting as Agent hereunder, including the reasonable costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder but excluding any tax liabilities of the Agent based upon, measured by or determined by the income of the Agent and except to the extent that any such loss, liability, damage, cost or expense may be attributable to its negligence, bad faith or wilful misconduct. The obligations of the Company under this paragraph shall survive the payment of the Subordinated Notes and the resignation or removal of the Agent, as the case may be.

                           (ii) In acting under this First Supplemental
                  Indenture and in connection with each series of Subordinated Notes, each Agent is acting solely as agent of the Company and does not assume any obligation towards or relationship of agency or trust for or with any of the owners or Holders of the Subordinated Notes except that all funds held by any Paying Agent for the payment of the principal of and interest on the Subordinated Notes shall be held in trust by it and applied as set forth herein and in the Subordinated Notes, but need not be segregated from other funds held by it, except as required by law; PROVIDED that moneys paid by the Company to any Paying Agent for the payment of the principal of and interest on any of the Subordinated Notes and remaining unclaimed for two years following the date of receipt of such moneys by such Agent shall be repaid to the Company as provided and in the manner set forth in Section 4.07 of the Base Indenture, whereupon the aforesaid trust shall terminate and all liability of the Paying Agent to the Company with respect to such moneys shall cease.

                           (iii) Each Agent may consult with counsel and any
                  advice or written opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted to be taken by it hereunder in good faith and in accordance with such advice or opinion; provided, however that the Company shall be required to reimburse the reasonable fees and expenses of only one counsel for the Agents.

                           (iv) Each Agent shall be fully protected and shall
                  incur no liability for or in respect of any action taken or omitted to be taken or thing suffered by it in reliance upon any Subordinated Note, notice, direction, written instruction, request, report, consent, certificate, affidavit, statement, order or other instrument, paper, document or communication reasonably believed by it in good faith to be genuine and to have been presented or signed by the proper party or parties and, with respect to any such instrument, paper, document or communication expressly required to be delivered to it by the terms of the Indenture, to substantially conform as to form with the express requirements of the Indenture after examination.

                           (v) Each Agent may, in its individual capacity or any
                  capacity, become the owner of, or acquire any interest in, any Subordinated Notes or other obligations of the Company with the same rights that it would have if it were not the Agent, and may engage or be interested in any financial or other transaction with the Company and may act on, or as depositary, trustee or agent for, any committee or body of holders of Subordinated Notes or other obligations of the Company as freely as if it were not the Agent.

                           (vi) No Paying Agent shall be under any liability for
                  interest on any moneys received by it pursuant to any of the provisions of this First Supplemental Indenture or the Subordinated Notes.

                           (vii) The recitals contained herein and in the
                  Subordinated Notes (except in any Agent's certificate of authentication) shall be taken as the statements of the Company and such Agent assumes no responsibility for the correctness of the same. No Agent makes any representation as to the validity or sufficiency of this First Supplemental Indenture or the Subordinated Notes. No Agent shall be accountable for the use or application by the Company of any of the Subordinated Notes or the proceeds thereof.

                           (viii) Each Agent shall be obligated to perform such
                  duties and only such duties as are herein and in the Subordinated Notes specifically set forth, and no implied duties or obligations shall be read into this First Supplemental Indenture or the Subordinated Notes against the Agent. No Agent shall be under any obligation to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

                           (ix) Unless otherwise specifically provided herein or
                  in the Subordinated Notes, any order, certificate, notice, request, direction or other communication from the Company made or given under any provision of this First Supplemental Indenture shall be sufficient if signed by any of the Company's Executive Directors, authorized representatives (which shall from time to time be notified to the Agent in an Officer's Certificate) or duly authorized attorneys-in-fact.

                           (x) The Agents shall not exercise any right of
                  set-off or lien against the Company or any Holders of the Subordinated Notes in respect of any moneys payable to or by them under the Indenture.

                           (xi) If an Agent shall change its specified office,
                  it shall give to the Company and the Trustee not less than 45 days' prior written notice to that effect giving the address of the new office.

         Anything in this Section to the contrary notwithstanding, the agreements to hold sums in trust as provided in this Section are subject to the provisions of Sections 4.04 and 4.07 of the Base Indenture and Section 6.01(d)(ii) hereof.

         (e) An Agent may at any time resign by giving written notice of its resignation to the Company specifying the date on which its resignation shall become effective; PROVIDED that such date shall be at least 60 days after the date on which such notice is given unless the Company agrees to accept less notice. Upon receiving such notice of resignation, the Company shall promptly appoint a successor Agent, qualified as aforesaid, by written instrument in duplicate signed on behalf of the Company, one copy of which shall be delivered to the resigning Agent and one copy to the successor Agent and to the Trustee. Such resignation shall not become effective until the acceptance of appointment by the successor Agent as provided in 6.01(f). The Company may, at any time and for any reason, and shall, upon any event set forth in the next succeeding sentence, remove any Agent and appoint a successor Agent, qualified as aforesaid, by written instrument in duplicate signed on behalf of the Company, one copy of which shall be delivered to the Agent being removed and one copy to the successor Agent and to the Trustee. The Agent shall be removed as aforesaid if it shall become incapable of acting, or shall be adjudged bankrupt or insolvent, or suspends payments of its debts, or a receiver of the Agent or of its property shall be appointed, or any public officer shall take charge or control of it or of its property or affairs for the purpose of rehabilitation, conservation or liquidation. Any removal of the Agent and any appointment of a successor Agent shall become effective upon acceptance of appointment by the successor Agent as provided in Section 6.01(f). Upon its resignation or removal, the Agent shall be entitled to the payment by the Company of its compensation for the services rendered hereunder and to the reimbursement of all reasonable out-of-pocket expenses incurred in connection with the services rendered by it hereunder.

         (f) Any successor Agent appointed as provided in Section 6.01(e) shall execute and deliver to its predecessor, the Company and the Trustee an instrument accepting such appointment hereunder, and thereupon such successor Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor hereunder, with like effect as if originally named as Agent hereunder, and such predecessor Agent, as the case may be, upon payment of its agreed compensation and reasonable out-of-pocket expenses then unpaid, shall pay over to such successor Agent all moneys or other property at the time held by it hereunder and such predecessor Agent, shall transfer and deliver such relevant records or copies thereof maintained by such Agent in connection with the performance of its obligations hereunder.

         (g) Any corporation or bank into which an Agent may be merged or combined, or with which the Agent may be consolidated, or any corporation or bank resulting from any merger, combination or consolidation to which the Agent shall be a party, or any corporation or bank succeeding to the fiscal agency or corporate trust business of the Agent shall, to the extent permitted by law, be the successor to the relevant Agent hereunder (provided that such corporation or bank shall be qualified as aforesaid) without the execution or filing of any paper or any further act on the part of any of the parties hereto and shall execute a written agreement assuming all obligations as such Agent hereunder. Notice in writing of any such merger, consolidation or sale shall promptly be given to the Company and to the Trustee (if the Trustee is not also the Agent in question).

         (h) NOTICES. The Calculation Agent shall cause the Interest Rate and the amount of interest with respect to each Floating Interest Period as well as the relevant Interest Payment Dates for the Floating Rate Euro Notes to be notified, at the Company's expense, (x) to the Company and the Trustee (if different from the Calculation Agent) in accordance with Section 1.05 of the Base Indenture, to any Paying Agent in accordance with this Section 6.01(h) and to any stock exchange on which such Floating Rate Euro Notes are at the relevant time listed (provided that the Company has previously notified the Calculation Agent of such listing and has provided the Calculation Agent, in writing, with contact information for the stock exchange) not later than 3:00 p.m. (Brussels time) on the Interest Determination Date and (y) to the Holders of the Floating Rate Euro Notes in accordance with Section 1.06 of the Base Indenture as soon as possible after their determination but in no event later than the second Business Day thereafter.

         If interest has previously been deferred pursuant to Section 4.01(a) with respect to any series of Subordinated Notes, the Calculation Agent shall cause the aggregate amount of the Arrears of Interest and the corresponding amount of Additional Interest which would be payable on the next Interest Payment Date if such Arrears of Interest and Additional Interest were to become due on such Interest Payment Date pursuant to Section 4.01 to be notified, at the Company's expense, (x) to the Company and the Trustee (if different from the Calculation Agent) in accordance with Section 1.05 of the Base Indenture, to any Paying Agent in accordance with this Section 6.01(h) and to any stock exchange on which such series of Subordinated Notes are at the relevant time listed not later than 3:00 p.m. (Brussels time) on the Interest Determination Date and (y) to the Holders of such series of Subordinated Notes in accordance with Section 1.06 of the Base Indenture as soon as possible after their determination but in no event later than the second Business Day thereafter.

         Any notice or other communication required to be given hereunder shall be delivered in person, sent by letter or telecopier or communicated by telephone (with prompt written confirmation by telecopy) to the Paying Agents at the addresses specified herein or in the written instrument delivered to the Company by such Agent in accordance with Section 6.01(c). Any notice hereunder given by letter, telecopy or telex shall be deemed to have been received when it would have been received in the ordinary course of post or transmission, as the case may be.

         (i) Each Agent hereby irrevocably submits to the non-exclusive jurisdiction of any Federal or State court in the City, County and State of New York, United States of America, in any legal suit, action or proceeding based on or arising under this First Supplemental Indenture or the Subordinated Notes and agrees that all claims in respect of such suit or proceeding may be determined in any such court. Each Agent waives, to the extent permitted by law, the defense of an inconvenient forum or objections to personal jurisdiction with respect to the maintenance of such legal suit, action or proceeding.

         (j) All of the privileges, protections, rights and immunities afforded the Trustee under the Base Indenture shall continue to apply to the Trustee as if set forth herein in full.

         SECTION 6.02. OFFICES FOR PAYMENT. (a) So long as any of the Sterling Notes remain Outstanding, the Company will maintain a Paying Agent in London where the Sterling Notes may be presented for exchange, transfer and payment.

         (b) So long as the Subordinated Notes of any series are listed on the Luxembourg Stock Exchange and the Luxembourg Stock Exchange rules so require, there will be a Paying Agent in Luxembourg.

         (c) If the Company shall act as its own Paying Agent with respect to the Subordinated Notes of any series, it will, on or before each due date of the principal of or interest on the Subordinated Notes of such series, set aside, segregate and hold in trust for the benefit of the Holders of the Subordinated Notes of such series a sum sufficient to pay such principal or interest so becoming due. The Company will promptly notify the Trustee of any failure to take such action.

         (d) Anything in this Section to the contrary notwithstanding, the Company may at any time, for the purpose of obtaining a satisfaction and discharge with respect to one or more or all series of Subordinated Notes hereunder, or for any other reason, pay or cause to be paid to the Trustee all sums held in trust for any such series by the Company or any Paying Agent hereunder, as required by this Section, such sums to be held by the Trustee upon the trusts herein contained.

         SECTION 6.03. PAYMENTS. (a) In order to provide for the payment of the principal of and interest on the Subordinated Notes of any series as the same shall become due and payable on any payment date, the Company hereby agrees to pay to such account or at such offices of the applicable Paying Agent in New York, Luxembourg or London as such Paying Agent shall specify in writing to the Company not less than five Business Days prior to the payment date, in the currency of payment with respect to the Subordinated Notes of such series, on each Interest Payment Date and on the Maturity Date of the Subordinated Notes of such series or any date fixed for redemption of the Subordinated Notes of such series (in each case determined in accordance with the terms and conditions applicable to such series), in immediately available funds available on such Interest Payment Date or Maturity Date, as the case may be, in an aggregate amount which (together with any funds then held by the Paying Agent and available for the purpose) shall be sufficient to pay the full amount of the principal of and/or interest, as applicable, on the Subordinated Notes of such series becoming due on such Interest Payment Date or Maturity Date, and the Paying Agent shall hold such amount in trust and apply it to the payment of any such principal or interest on such Interest Payment Date or Maturity Date. Unless otherwise specified as provided above in this Section 6.03(a), such aggregate amount shall be paid to the account of the Paying Agent in immediately available funds no later than 10:00 a.m. (Paying Agents' time) on the Interest Payment Date or Maturity Date, as the case may be. The Company shall notify the Paying Agent by 12 Noon (Paying Agents' time) two Business Days prior to each payment to be made by it pursuant to this clause (a) of the details of such payment. At the written request of the Paying Agent, the Company shall request that the bank through which such payment is to be made supply to the Paying Agent by 2 p.m. (Paying Agents' time) one Business Day prior to the due date for any such payment an irrevocable confirmation (by telefax, tested telex, authenticated S.W.I.F.T. message or other means for the time being in common usage) of its intention to make such payment. Nothing contained herein shall be construed to require the Paying Agent or any other paying agent to make any payment to the Holder of a Subordinated Note until funds have been actually received from the Company pursuant to this Section 6.03(a).

         (b) If any of the Paying Agents shall be required to act as a withholding agent on behalf of the Company, at least three Business Days prior to the first

Interest Payment Date or the Maturity Date, the Company shall furnish the Paying Agent with a written notice instructing the Paying Agent as to any circumstances in which payments of principal of or interest on the Subordinated Notes of any series due on such date shall be subject to deduction or withholding for or on account of any taxes and the rate and amount of any such deduction or withholding and the Additional Amounts to be paid by the Company to the Holders of the relevant series of Subordinated Notes.

         SECTION 6.04. ADDITIONAL AMOUNTS. Any amounts to be paid by the Company on any series of Subordinated Notes will be paid without deduction or withholding for, or on account of, any and all present and future taxes, assessments, levies, imposts, duties, charges, fees, deductions or withholdings ("TAXES") now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of any Taxing Jurisdiction, unless such deduction or withholding is required by law. If any such Taxes shall at any time be required by a Taxing Jurisdiction to be deducted or withheld, the Company will pay such additional amounts of, or in respect of, the principal of and interest, if any, on, such series of Subordinated Notes ("ADDITIONAL AMOUNTS") as may be necessary in order that the net amounts paid to the Holders of such series of Subordinated Notes, after such deduction or withholding, shall equal the respective amounts of principal and interest, if any, which would have been payable in respect of such series of Subordinated Notes had no such deduction or withholding been required; provided, that the payment of such Additional Amounts is legal under French law (or under the laws of the applicable Taxing Jurisdiction). However, the Company will not be required to make any payment of Additional Amounts to any Holder for or on account of:

                  (i) any withholding, deduction, tax, assessment or other governmental charge which would not have been imposed but for the existence of any present or former connection between such Holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such Holder, if such Holder is an estate, trust, partnership or corporation) and the applicable Taxing Jurisdiction, including, without limitation, such Holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or treated as a resident thereof or being or having been present or engaged in trade or business therein or having or having had a permanent establishment therein;

                  (ii) any estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or other governmental charge or any withholding or deduction on account of such tax, assessment or other governmental charge;

                  (iii) any tax, assessment or other governmental charge which is payable other than by withholding from payments of (or in respect of) principal of, or any interest on, the Subordinated Notes;

                  (iv) any tax, assessment or other governmental charge required to be withheld or deducted by any paying agent from any payment of principal of, or any interest on, any Subordinated Notes, if such payment can be made without such withholding by any other available Paying Agent at the Holder's option;

                  (v) any withholding, tax, assessment, deduction or other governmental charge imposed or withheld by reason of the failure by the Holder to comply with a request by the Company to such Holder to provide information or satisfy other applicable certification or reporting requirements concerning the nationality, residence, tax reporting or identity of the Holder, make a declaration of nonresidence or other similar claim for exemption or present any applicable form or certificate from the Holder or an applicable tax authority with respect to such matters, upon the making or presentation of which that Holder would have been able to avoid such withholding, tax, assessment, reduction or charge;

                  (vi) any withholding, deduction, tax, assessment or other governmental charge which would not have been imposed but for the presentation of a Subordinated Note (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof was duly provided for, whichever occurred later;

                  (vii) any tax, assessment or other governmental charge which would not have been imposed or withheld if such Holder had not presented that Subordinated Note for payment in the applicable Taxing Jurisdiction, unless the Holder was required to present the Subordinated Note for payment in the applicable Taxing Jurisdiction and it could not have been presented for payment anywhere else;

                  (viii) any tax, assessment or other governmental charge which would not have been imposed but for such Holder's status as an individual resident of a member state of the European Union; or

                  (ix) any combination of items (i) through (viii) above;

nor shall Additional Amounts be paid with respect to any payment of the principal of, or any interest on any Subordinated Note to any such Holder who is a fiduciary or a partnership or a beneficial owner who is other than the sole beneficial owner of such payment to the extent a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner would not have been entitled to such Additional Amounts had it been the Holder of the Subordinated Note.

                                    ARTICLE 7
                                  SUBORDINATION

         SECTION 7.01. AGREEMENT TO SUBORDINATE. The Company covenants and agrees, and each Holder of Subordinated Notes issued hereunder, by such Holder's acceptance thereof likewise covenants and agrees, that (i) all Subordinated Notes issued hereunder shall rank PARI PASSU (x) with respect to each other and
(y) in right of payment with respect to any dated, unsecured and subordinated obligations of the Company now or hereafter issued and (ii) all Subordinated Notes issued hereunder shall be issued as Debt Securities subject to the provisions of Article 12 of the Base Indenture and this Article 7.


                                    ARTICLE 8
                           FORM OF SUBORDINATED NOTES

         SECTION 8.01. FORM OF SUBORDINATED NOTE. The Subordinated Notes shall be substantially in the form of Exhibits A-1, A-2 and A-3. Exhibits A-1, A-2 and A-3 are hereby incorporated in and expressly made a part of this First Supplemental Indenture.


                                    ARTICLE 9
                      ORIGINAL ISSUE OF SUBORDINATED NOTES

         SECTION 9.01. ORIGINAL ISSUE OF SUBORDINATED NOTES. U.S. Dollar Notes in the initial aggregate principal amount of $900,000,000, Sterling Notes in the initial aggregate principal amount of [POUND]325,000,000 and Euro Notes in the initial aggregate principal amount of [EURO]650,000,000 may, upon execution of this First Supplemental Indenture, be executed by the Company and delivered to the Trustee for authentication, and the Trustee shall thereupon authenticate and deliver such Subordinated Notes to or upon the written order of the Company, in accordance with Section 3.03 of the Base Indenture.

         There is no limit on the amount of U.S. Dollar Notes, Sterling Notes and Euro Notes which may be issued subsequent to this First Supplemental Indenture and which shall be treated as part of the same series of such Subordinated Notes.


                                   ARTICLE 10
                           SATISFACTION AND DISCHARGE

         SECTION 10.01. SATISFACTION AND DISCHARGE. The Company covenants and agrees, and each Holder of Subordinated Notes issued hereunder, by such Holder's acceptance thereof likewise covenants and agrees, that all Subordinated Notes shall be issued as Debt Securities subject to the provisions of Article 4 of the Base Indenture.


                                   ARTICLE 11
                                  MISCELLANEOUS

         SECTION 11.01. RATIFICATION OF BASE INDENTURE; FIRST SUPPLEMENTAL INDENTURE CONTROLS. The Base Indenture, as supplemented by this First Supplemental Indenture, is in all respects ratified and confirmed, and this First Supplemental Indenture shall be deemed part of the Base Indenture in the manner and to the extent herein and therein provided. The provisions of this First Supplemental Indenture shall supersede the provisions of the Base Indenture to the extent the Base Indenture is inconsistent herewith.

         SECTION 11.02. TRUSTEE NOT RESPONSIBLE FOR RECITALS. The recitals herein contained are made by the Company and not by the Trustee, and the Trustee assumes no responsibility for the correctness thereof. The Trustee makes no representation as to the validity or sufficiency of this First Supplemental Indenture or the Subordinated Notes. The Trustee shall not be accountable for the use or application by the Company of the Subordinated Notes or the proceeds thereof.

         SECTION 11.03. GOVERNING LAW. This First Supplemental Indenture and each Subordinated Note shall be governed by and construed in accordance with the laws of the State of New York, as applied to contracts made and performed within the State of New York, without regard to its principles of conflicts of laws, except for Article 7, which shall be governed by and construed in accordance with the laws of the Republic of France, and except that the authorization and execution of this First Supplemental Indenture and the Subordinated Notes shall be governed by the respective jurisdictions of organization of the Company and the Trustee, as the case may be.

         SECTION 11.04. SEVERABILITY. If any provision in the Base Indenture, this First Supplemental Indenture or in the Subordinated Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

         SECTION 11.05. COUNTERPARTS. The parties may sign any number of copies of this First Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. Any signed copy shall be sufficient proof of this First Supplemental Indenture.

         IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the day and year first above written.


                             AXA


                             By: /s/ Gerard de la Martiniere
                                 ------------------------------------
                                 Name:  Gerard de la Martiniere
                                 Title: Member of the Management Board



                              THE BANK OF NEW YORK


                              By: /s/ Kate Russell
                                 -------------------------------------
                                 Name: Kate Russell
                                 Title: AVP

                                                                     EXHIBIT A-1

                    [FORM OF U.S. DOLLAR SUBORDINATED NOTES]

THIS SUBORDINATED NOTE IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SUBORDINATED NOTE MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SUBORDINATED NOTE IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

         The rights of the Holder of the Subordinated Notes are, to the extent and in the manner set forth in Section 12.01 of the Base Indenture, subordinated to the claims of other Senior Creditors of the Company, and this Subordinated
Note is issued subject to the provisions of Section 12.01, and the Holder of this Subordinated Note, by accepting the same, agrees to and shall be bound by such provisions. The terms of this paragraph are governed by, and shall be construed in accordance with, the laws of the Republic of France.

                                       AXA
             SOCIETE ANONYME A DIRECTOIRE ET CONSEIL DE SURVEILLANCE

                       8.60% U.S. DOLLAR SUBORDINATED NOTES
                              DUE DECEMBER 15, 2030


No.                                                     CUSIP No 054536AA5
                                                        ISIN US054536AA57
                                                        Common Code 012195893
                                                        $

         AXA, a SOCIETE ANONYME A DIRECTOIRE ET CONSEIL DE SURVEILLANCE organized under the laws of France (herein called the "Company", which term includes any successor under the First Supplemental Indenture and Base Indenture, together the Indenture, hereinafter referred to), for value received,
hereby promises to pay          , or registered assigns, the principal sum of
$              on December 15, 2030 (unless otherwise redeemed in accordance herewith) and (except as otherwise provided for herein) to pay interest thereon from December 15, 2000 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi annually in arrears on June 15 and December 15 of each year, commencing on June 15, 2001, at the rate of 8.60% per annum, until the principal hereof is paid or made available for payment.

         Subject to the second immediately following paragraph, if applicable, interest on this Subordinated Note which is payable, and is punctually paid or duly provided for, on any Interest Payment Date, on any Optional Interest Payment Date where the Company has not delivered a Deferral Notice, or on any date on which the Company pays any accrued Arrears of Interest and Additional Interest as provided below shall be paid, in the case of registered
Subordinated Notes, to
the Person in whose name this Subordinated Note (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date or Deferred Record Date, as the case may be, for such interest, including through a Paying Agent by wire-transfer of same-day funds to the Holder or, at the option of the Company, by check mailed to the address of the Holder as it appears in the Debt Security Register. Regular Record Dates for purposes of this Subordinated Note will be the June 1 and December 1 preceding each June 15 and December 15 in each year on which interest is due and payable.

         Subject to the immediately following paragraph, any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Subordinated Note is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee pursuant to Section 3.07(b)(i) of the Base Indenture, notice whereof shall be given to Holders of the Subordinated Notes not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which this Subordinated Note may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

         The Company may under certain circumstances and in accordance with the Indenture, defer the due date for payments of interest on this Subordinated Note on any Optional Interest Payment Date. Any interest on this Subordinated Note which is payable, but is not punctually paid or duly provided for, on any Optional Interest Payment Date shall constitute "ARREARS OF INTEREST". Arrears of Interest (together with the corresponding amount of Additional Interest) on this Subordinated Note will, as provided in the Indenture, be paid to the Person in whose name this Subordinated Note (or one or more Predecessor Securities) is registered at the close of business on the record date established by the Company for such purpose (the "DEFERRED RECORD DATE"). Arrears of Interest (together with the corresponding amount of Additional Interest) may at the option of the Company be paid by the Company in whole or in part at any time and will be paid in full on any Mandatory Interest Payment Date, any date fixed for optional or mandatory redemption of this Subordinated Note or any date upon which a final judgment is made for the judicial liquidation (LIQUIDATION JUDICIAIRE) of the Company or the date of the voluntary liquidation (LIQUIDATION AMIABLE) of the Company or of the sale of the whole of the business (CESSION TOTALE DE L'ENTREPRISE) of the Company following an order of judicial reorganization (REDRESSEMENT JUDICIAIRE).

         Any amount of Arrears of Interest shall bear interest (to the extent permitted by applicable law) as if it constituted the principal of this Subordinated Note at a rate which corresponds to the Interest Rate then applicable to this Subordinated Note. The amount of interest so accrued (the "ADDITIONAL

INTEREST") in respect of Arrears of Interest will become due and payable as and when the Arrears of Interest become due and payable in accordance herewith. The amount of Additional Interest shall be calculated by the Calculation Agent (in consultation with the Company) who will apply such interest rate to the amount of Arrears of Interest in accordance with the provisions of the Indenture. The amount of Additional Interest accrued as at an Interest Payment Date shall be added, for purposes only of the calculation of the amount of Additional Interest due after such Interest Payment Date, to the corresponding amount of Arrears of Interest unpaid as at such Interest Payment Date as if such amount would constitute itself Arrears of Interest.

         In accordance with the Indenture, (i) the Company will pay all unpaid amounts of Arrears of Interest on this Subordinated Note before any Additional Interest; (ii) Arrears of Interest accrued for any Interest Period shall not be payable until full payment has been made of all Arrears of Interest on this Subordinated Note that have accrued during any earlier Interest Period and the order of payment of Additional Interest on this Subordinated Note will follow that of the Arrears of Interest to which it relates; and (iii) the amount of Arrears of Interest or Additional Interest payable in respect of this Subordinated Note with respect to any Interest Period, shall be computed PRO RATA to the total amount of all unpaid Arrears of Interest or, as the case may be, amount of Additional Interest accrued on this Subordinated Note in respect of that Interest Period to the date of payment.

         The Company shall pay Additional Amounts as provided herein and in
Section 6.04 of the Supplemental Indenture.

         Reference is hereby made to the further provisions of this Subordinated Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

         Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof, directly or through an Authenticating Agent, by manual signature of an authorized signatory, this Subordinated Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

         IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed manually or in facsimile.


Dated:


                                       AXA



                                       By:
                                        -----------------------------------
                                        Name:
                                        Title: Director



                          CERTIFICATE OF AUTHENTICATION

         This is one of the Subordinated Notes of the series designated therein referred to in the within-mentioned Indenture.

Dated:


                                       THE BANK OF NEW YORK
                                       AS TRUSTEE


                                       By:
                                       ----------------------------------
                                       Authorized Signatory

                     [FORM OF REVERSE OF SUBORDINATED NOTE]

         This U.S. Dollar Note is one of a duly authorized issue of securities of the Company (herein called the "Subordinated Notes"), issued and to be issued in one or more series under an Indenture, dated as of December 15, 2000 (the "Base Indenture"), and a First Supplemental Indenture, dated as of December 15, 2000 (the "First Supplemental Indenture" and together with the Base Indenture, the "Indenture") among the Company and The Bank of New York, as Trustee (herein called the "Trustee", which term includes any other successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the terms of the Subordinated Notes and the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Subordinated Notes and of the terms upon which the Subordinated Notes are, and are to be, authenticated and delivered. The Subordinated Notes are subject to all such terms. This Subordinated Note is one of the series designated on the face hereof, initially limited in aggregate principal amount to $900,000,000.

         The Company may from time to time, without the consent of the Holders, create and issue further securities having the same terms and conditions as the Subordinated Notes in all respects (or in all respects except for the issue date, the first payment of interest thereon and/or issue price), so that such further issue shall be consolidated and form a single series with the outstanding Subordinated Notes or upon such terms as the Company may determine at the time of their issue.

         Except as provided below, the Subordinated Notes are not redeemable at the option of the Company prior to the Stated Maturity of the Subordinated Notes.

         This Subordinated Note will be redeemable as a whole at the option of the Company upon not less than 30 nor more than 60 days' notice, on any date, at a redemption price equal to 100% of the principal amount of this Subordinated Note together with any accrued but unpaid interest in respect of this Subordinated Note to, but excluding, the date fixed for redemption or, in the case of redemption pursuant to clause (ii) below, at a redemption price equal to the greater of (x) 100% of their principal amount, plus accrued interest to, but excluding, the date fixed for redemption, or (y) a Make-Whole Amount, if at any time:

                  (i) the Company shall determine that as a result of a change in or amendment to the laws or regulations or rulings of a Taxing Jurisdiction, including any treaty to which it is a party, or a change in an official application or interpretation of those laws or regulations or rulings, including a decision of any court or tribunal, which becomes effective on or after December 12, 2000 (or, in the case of any Successor Person or Successor Entity, becomes effective on or after the date of that entity's assumption of the Company's obligations or the assumption of the Successor Entity's obligations in the case of a merger, conveyance, transfer or lease in accordance with Section 8.01 of the Base Indenture), in making any payments of principal of or interest on such Subordinated Notes the Company has paid or will or would on the next Interest Payment Date be required to pay Additional Amounts and notwithstanding whether the payment of Additional Amounts is legal or not under French law
         (or the law of a Successor Entity or Successor Person jurisdiction), or

                  (ii) on the next Interest Payment Date the Company would not be entitled to claim a deduction in respect of the payments of interest on any particular series of Subordinated Notes in computing its French (or, in the case of a Successor Person or Successor Entity, the relevant successor jurisdiction) taxation liabilities;

PROVIDED, HOWEVER, in the case of a Successor Entity or any Successor Person to a Successor Entity, such redemption will only be permitted pursuant to clause
(ii) above if such Successor Entity or Successor Person would not be entitled to claim a deduction in respect of such interest payments as a result of a change in or amendment to the laws or regulations or rulings in the Successor Entity or Successor Person's Taxing Jurisdiction, including any treaty to which it is a party, or a change in an official application or interpretation of those laws or regulations or rulings, including a decision of any court or tribunal, which becomes effective on or after the date the Successor Entity assumes the Company's obligations, or the Successor Person assumes the Successor Entity's obligations; provided that the sole purpose of the assumption by such Successor Entity or any Successor Person to a Successor Entity of the obligations under the Indenture would not be to permit redemption of this Subordinated Note.

         The Company will not give a notice of redemption earlier than 60 days prior to the earliest date on which the Company would be obligated to pay Additional Amounts under Section 6.04 of the Supplemental Indenture. The Company will also pay to each Holder, or make available for payment to each Holder, of this Subordinated Note on the redemption date, any Additional Amounts resulting from the payment of the redemption price described above.

         Notwithstanding the above, any Successor Person to the Company will have the option to redeem this Subordinated Note where the Company, or the Successor Person to the Company pursuant to a transaction in accordance with
Section 8.01 of the Base Indenture, is required to pay Additional Amounts upon or after any merger, conveyance, transfer or lease pursuant to Section 8.01 of the Base Indenture. The Company or the Successor Person is not required to use reasonable measures to avoid the obligation to pay Additional Amounts in this situation. The provisions of this paragraph do not apply to a merger, conveyance, transfer or lease by a Successor Entity.

         In any case where the Company (or any Successor Entity or Successor Person) shall determine that as a result of any change in the official application or interpretation of any laws or regulations it is entitled to redeem this Subordinated Note, the Company, the Successor Entity or Successor Person, as the case may be, shall be required to deliver to the Trustee prior to the giving of any notice of redemption a written Opinion of Counsel in a form reasonably satisfactory to the Trustee confirming that the Company, the Successor Entity or Successor Person, as the case may be, is entitled to exercise its right of redemption.

         If at any time the Company determines that a Regulatory Event has occurred on or after December 12, 2000 (or, in the case of a Successor Entity or Successor Person, on or after the date it has assumed the Company's obligations) with respect to this Subordinated Note and has delivered a written Opinion of Counsel to the Trustee as required by the terms of the Indenture, this Subordinated Note will be redeemable as a whole at the option of the Company (or any Successor Entity or Successor Person) upon not less than 30 nor more than 60 days' notice on any Interest Payment Date by paying a redemption price equal to the greater of (x) 100% of their aggregate principal amount plus accrued but unpaid interest to (but excluding) the date fixed for such redemption or (y) a Make-Whole Amount.

         If French law or regulation (or the law or regulation of the applicable Taxing Jurisdiction) prohibits the Company (or any Successor Person or Successor Entity) from paying Additional Amounts notwithstanding the undertaking to pay Additional Amounts pursuant to the terms of this Subordinated Note and the Indenture, then the Company (or any Successor Person or Successor Entity) shall (subject to any prior authorization of a Relevant Supervisory Authority) redeem all of the Subordinated Notes Outstanding at 100% of their aggregate principal amount plus accrued, but unpaid interest to, but excluding, the date fixed for such redemption upon giving not less than seven nor more than thirty days' notice to the Holders, provided that, to the extent practicable, the due date for redemption of which notice hereunder shall be given, shall be the latest possible date before the Company (or any Successor Entity or Successor Person) becomes obligated to pay Additional Amounts with respect to this Subordinated Note, or if such date is past, as soon as is practicable thereafter.

         The "Make-Whole Amount" is calculated by the Calculation Agent (in consultation with the Company) and equal to the sum of the Present Values of the remaining scheduled payments of principal and interest of this Subordinated Note to Maturity. "Present Value" means the value determined by the Calculation Agent by discounting the remaining principal and interest payments to Maturity on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) using the Adjusted Comparable Yield plus 75 basis points. If the Company shall redeem this Subordinated Note pursuant to Section 3.02(a)(ii) or Section
3.04 of the Supplemental Indenture, prior to 18 months after the Issue Date of this Subordinated Note, the present value will be calculated using the Adjusted Comparable Yield plus 1.50%.

         The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Subordinated Note or certain restrictive covenants, Defaults and Event of Default with respect to this Subordinated Note, in each case, upon compliance by the Company with certain conditions set forth therein.

         If an Event of Default occurs, this Subordinated Note will automatically become due and payable without any further action required on the part of the Holders or the Trustee.

         Any amounts to be paid by the Company on this Subordinated Note will be paid without deduction or withholding for, or on account of, any and all Taxes now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of any Taxing Jurisdiction, unless such deduction or withholding is required by law. If any such Taxes shall at any time be required by a Taxing Jurisdiction to be deducted or withheld, the Company will pay such Additional Amounts as may be necessary in order that the net amounts paid to the Holders of this Subordinated Note, after such deduction or withholding, shall equal the respective amounts of principal and interest, if any, which would have been payable in respect of this Subordinated Note had no such deduction or withholding been required; provided that the payment of such Additional Amounts is legal under French law (or under the laws of the applicable Taxing Jurisdiction). However, the Company will not be required to make any payment of Additional Amounts to any Holder for or on account of:

                  (i) any withholding, deduction, tax, assessment or other governmental charge which would not have been imposed but for the existence of any present or former connection between such Holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such Holder, if such Holder is an estate, trust, partnership or corporation) and the applicable Taxing Jurisdiction, including, without limitation, such Holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or treated as a resident thereof or being or having been present or engaged in trade or business therein or having or having had a permanent establishment therein;

                  (ii) any estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or other governmental charge or any withholding or deduction on account of such tax, assessment or other governmental charge;

                  (iii) any tax, assessment or other governmental charge which is payable other than by withholding from payments of (or in respect of) principal of, or any interest on, this Subordinated Note;

                  (iv) any tax, assessment or other governmental charge required to be withheld or deducted by any paying agent from any payment of principal of or any interest on, this Subordinated Note, if such payment can be made without such withholding by any other available paying agent at the Holder's option;

                  (v) any withholding, tax, assessment, deduction or other governmental charge imposed or withheld by reason of the failure by the Holder to comply with a request by the Company to such Holder to provide information or satisfy other applicable certification or reporting requirements concerning the nationality, residence, tax reporting or identity of the Holder, make a declaration of nonresidence or other similar claim for exemption or present any applicable form or certificate from the Holder or an applicable tax authority with respect to such matters, upon the making or presentation of which that Holder would have been able to avoid such withholding, tax, assessment, reduction or charge;

                  (vi) any withholding, deduction, tax, assessment or other governmental charge which would not have been imposed but for the presentation of this Subordinated Note (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof was duly provided for, whichever occurred later;

                  (vii) any tax, assessment or other governmental charge which would not have been imposed or withheld if such Holder had not presented this Subordinated Note for payment in the applicable Taxing Jurisdiction, unless the Holder was required to present this Subordinated Note for payment in the applicable Taxing Jurisdiction and it could not have been presented for payment anywhere else;

                  (viii) any tax, assessment or other governmental charge which would not have been imposed but for such Holder's status as an individual resident of a member state of the European Union; or

                  (ix) any combination of items (i) through (viii) above.

         Additional Amounts shall not be paid with respect to any payment of the principal of, or any interest on this Subordinated Note to any Holder who is a fiduciary or a partnership or a beneficial owner who is other than the sole beneficial owner of such payment to the extent a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner would not have been entitled to such Additional Amounts had it been the Holder of this Subordinated Note.

         On any Optional Interest Payment Date for this Subordinated Note the Company will be entitled, by giving written notice to the Trustee in accordance with Sections 1.05 and 1.06, respectively, of the Base Indenture prior to the Regular Record Date for such Optional Interest Payment Date (a "DEFERRAL NOTICE"), to defer the due date for payment of any interest in respect of this Subordinated Note and, accordingly, on the giving of such Deferral Notice the due date (the "DEFERRED PAYMENT DATE") for payment of interest (the "DEFERRED PAYMENT") shall be so deferred and the Company shall not be obliged to make payment thereof on the date such payment would otherwise have become due and payable and such deferral of interest shall not constitute a Default by the Company or a breach of any of its obligations under the Indenture. The Company may defer the payment of interest for any period (the "DEFERRAL PERIOD"), PROVIDED THAT (x) a Deferral Period may not extend beyond five years from the initial Deferred Payment Date or any earlier date on which this Subordinated
Note is to be paid in full, (y) the Company must pay all accrued Arrears of Interest and Additional Interest on this Subordinated Note at the end of any such five-year period or at such earlier date and (z) at the end of any such five-year period the Company may again defer the payment of interest on this Subordinated Note which would otherwise be payable on any Interest Payment Date beginning on or following the end of such five-year period; provided that any subsequent Deferral Period must comply with the foregoing.

         The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of this Subordinated Note at any time by the Company, and the Trustee with the consent of the Holders of a majority in principal amount of the Subordinated Notes at the time Outstanding. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Subordinated Notes at the time Outstanding, on behalf of all Holders of all Subordinated Notes, to waive compliance by the Company with certain provisions of the Indenture and certain past Defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Subordinated Note shall be conclusive and binding upon such Holder and upon all future holders of this Subordinated Note and of any Subordinated Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Subordinated Note.

         As set forth in, and subject to, the provisions of the Indenture, no Holder of this Subordinated Note will have any right to institute any proceeding with respect to the Indenture, this Subordinated Note or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to this Subordinated Note, the Holders of not less than 25% in aggregate principal amount of the Outstanding Subordinated Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in principal of the Outstanding Subordinated Note of this series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days; PROVIDED, HOWEVER, that such limitations do not apply to a suit instituted by the Holder hereof for the enforcement of payment of the principal (and premium, if any) or interest on this Subordinated Note on or after the respective due dates expressed herein.

         For a description of the duties and the immunities and rights of the Trustee under the Indenture, reference is made to the Indenture, and the obligations of the Trustee to the Holder hereof are subject to such immunities and rights.

         Notwithstanding any provision of this Subordinated Note or of the Indenture, the Holder of this Subordinated Note shall have the right, which is absolute and unconditional, to receive payment of the principal of and any premium and, subject as provided herein, interest on this Subordinated Note at the times, place and rate, and in the coin or currency, herein prescribed or as provided in the Indenture.

         The Subordinated Notes are issuable only in registered global form without Coupons in denominations of $1,000 and any integral multiple thereof. Except as provided in the Indenture and subject to certain limitations therein set forth, this Subordinated Note will not be exchangeable for definitive registered Subordinated Notes of this series. As provided in the Indenture and subject to certain limitations therein set forth, if definitive Subordinated Notes are issued in accordance with the terms of the Indenture, the transfer of such Subordinated Note will be registrable in the Debt Security Register, upon surrender of the Subordinated Note for registration of transfer at the office or agency of the Company in any place where the principal of and any premium and interest on the Subordinated Note are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Debt Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Subordinated Notes of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

         No service charge shall be made for any such registration of transfer or exchange, but the Company may require from the Holder hereof payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

         Prior to due presentment of a Subordinated Note for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name the Subordinated Note is registered as the sole owner hereof for all purposes, whether or not the Subordinated Note be overdue, and none of the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

         THE INDENTURE AND THE SUBORDINATED NOTES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF NEW YORK, WITHOUT REGARD TO ITS PRINCIPLES OF CONFLICTS OF LAWS, EXCEPT FOR SECTION 12.01 OF THE BASE INDENTURE AND ARTICLE 7 OF THE SUPPLEMENTAL INDENTURE, WHICH SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE REPUBLIC OF FRANCE.

         All terms used in this Subordinated Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

                                                                     EXHIBIT A-2

                     [FORM OF STERLING SUBORDINATED NOTES]

         THIS SUBORDINATED NOTE IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SUBORDINATED NOTE MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SUBORDINATED NOTE IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

         The rights of the Holder of the Subordinated Notes are, to the extent and in the manner set forth in Section 12.01 of the Base Indenture, subordinated to the claims of other Senior Creditors of the Company, and this Subordinated
Note is issued subject to the provisions of Section 12.01, and the Holder of this Subordinated Note, by accepting the same, agrees to and shall be bound by such provisions. The terms of this paragraph are governed by, and shall be construed in accordance with, the laws of the Republic of France.

                                       AXA

             SOCIETE ANONYME A DIRECTOIRE ET CONSEIL DE SURVEILLANCE

                       7.125% STERLING SUBORDINATED NOTES

                              DUE DECEMBER 15, 2020

    No.                                                    ISIN XS0122028904

                                                           Common Code 012202890
                                                           [POUND]

         AXA, a SOCIETE ANONYME A DIRECTOIRE ET CONSEIL DE SURVEILLANCE organized under the laws of France (herein called the "Company", which term includes any successor under the First Supplemental Indenture and Base Indenture, together the Indenture, hereinafter referred to), for value received,
hereby promises to pay         , or registered assigns, the principal sum of
[POUND]           on December 15, 2020 (unless otherwise redeemed in accordance herewith) and (except as otherwise provided for herein) to pay interest thereon from December 15, 2000 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, annually in arrears on December 15 in each year commencing December 15, 2001, at the rate of 7.125% per annum until the principal hereof is paid or made available for payment.

         Subject to the second immediately following paragraph, if applicable, interest on this Subordinated Note which is payable, and is punctually paid or duly provided for, on any Interest Payment Date, on any Optional Interest Payment Date where the Company has not delivered a Deferral Notice, or on any date on which the Company pays any accrued Arrears of Interest and Additional Interest as provided below shall be paid, in the case of registered Subordinated Notes, to the Person in whose name this Subordinated Note (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date or Deferred Record Date, as the case may be, for such interest, including through a Paying Agent by wire-transfer of same-day funds to the Holder or, at the option of the Company, by check mailed to the address of the Holder as it appears in the Debt Security Register. Regular Record Dates for purposes of this Subordinated Note will be the December 1 preceding each December 15 in each year on which interest is due and payable.

         Subject to the immediately following paragraph, any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Subordinated Note is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee pursuant to Section 3.07(b)(i) of the Base Indenture, notice whereof shall be given to Holders of the Subordinated Notes not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which this Subordinated Note may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

         The Company may under certain circumstances and in accordance with the Indenture, defer the due date for payments of interest on this Subordinated Note on any Optional Interest Payment Date. Any interest on this Subordinated Note which is payable, but is not punctually paid or duly provided for, on any Optional Interest Payment Date shall constitute "ARREARS OF INTEREST". Arrears of Interest (together with the corresponding amount of Additional Interest) on this Subordinated Note will, as provided in the Indenture, be paid to the Person in whose name this Subordinated Note (or one or more Predecessor Securities) is registered at the close of business on the record date established by the Company for such purpose (the "DEFERRED RECORD
DATE"). Arrears of Interest (together with the corresponding amount of Additional Interest) may at the option of the Company be paid by the Company in whole or in part at any time and will be paid in full on any Mandatory Interest Payment Date, any date fixed for optional or mandatory redemption of this Subordinated Note or any date upon which a final judgment is made for the judicial liquidation (LIQUIDATION JUDICIAIRE) of the Company or the date of the voluntary liquidation (LIQUIDATION AMIABLE) of the Company or of the sale of the whole of the business (CESSION TOTALE DE

L'ENTREPRISE) of the Company following an order of judicial reorganization (REDRESSEMENT JUDICIAIRE).

         Any amount of Arrears of Interest shall bear interest (to the extent permitted by applicable law) as if it constituted the principal of this Subordinated Note at a rate which corresponds to the Interest Rate then applicable to this Subordinated Note. The amount of interest so accrued (the "ADDITIONAL INTEREST") in respect of Arrears of Interest will become due and payable as and when the Arrears of Interest become due and payable in accordance herewith. The amount of Additional Interest shall be calculated by the Calculation Agent (in consultation with the Company) who will apply such interest rate to the amount of Arrears of Interest in accordance with the provisions of the Indenture. The amount of Additional Interest accrued as at an Interest Payment Date shall be added, for purposes only of the calculation of the amount of Additional Interest due after such Interest Payment Date, to the corresponding amount of Arrears of Interest unpaid as at such Interest Payment Date as if such amount would constitute itself Arrears of Interest.

         In accordance with the Indenture, (i) the Company will pay all unpaid amounts of Arrears of Interest on this Subordinated Note before any Additional Interest; (ii) Arrears of Interest accrued for any Interest Period shall not be payable until full payment has been made of all Arrears of Interest on this Subordinated Note that have accrued during any earlier Interest Period and the order of payment of Additional Interest on this Subordinated Note will follow that of the Arrears of Interest to which it relates; and (iii) the amount of Arrears of Interest or Additional Interest payable in respect of this Subordinated Note with respect to any Interest Period, shall be computed PRO RATA to the total amount of all unpaid Arrears of Interest or, as the case may be, amount of Additional Interest accrued on this Subordinated Note in respect of that Interest Period to the date of payment.

         The Company shall pay Additional Amounts as provided herein and in
Section 6.04 of the Supplemental Indenture.

         Reference is hereby made to the further provisions of this Subordinated Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

         Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof, directly or through an Authenticating Agent, by manual signature of an authorized signatory, this Subordinated Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

     IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed manually or in facsimile.

Dated:

                                        AXA


                                        By:
                                           ---------------------------
                                           Name:
                                           Title: Director



                         CERTIFICATE OF AUTHENTICATION


     This is one of the Subordinated Notes of the series designated therein referred to in the within-mentioned Indenture.

Dated:


                                        THE BANK OF NEW YORK
                                        AS TRUSTEE



                                        By:
                                           ----------------------------
                                              Authorized Signatory

                     [FORM OF REVERSE OF SUBORDINATED NOTE]

     This Sterling Note is one of a duly authorized issue of securities of the Company (herein called the "Subordinated Notes"), issued and to be issued in one or more series under an Indenture, dated as of December 15, 2000 (the "Base Indenture"), and a First Supplemental Indenture, dated as of December 15, 2000 (the "First Supplemental Indenture" and together with the Base Indenture, the "Indenture") among the Company and The Bank of New York, as Trustee (herein called the "Trustee", which term includes any other successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the terms of the Subordinated Notes and the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Subordinated Notes and of the terms upon which the Subordinated Notes are, and are to be, authenticated and delivered. The Subordinated Notes are subject to all such terms. This Subordinated Note is one of the series designated on the face hereof, initially limited in aggregate principal amount to [POUND]325,000,000.

     The Company may from time to time, without the consent of the Holders, create and issue further securities having the same terms and conditions as the Subordinated Notes in all respects (or in all respects except for the issue date, the first payment of interest thereon and/or issue price), so that such further issue shall be consolidated and form a single series with the outstanding Subordinated Notes or upon such terms as the Company may determine at the time of their issue.

     Except as provided below, the Subordinated Notes are not redeemable at the option of the Company prior to the Stated Maturity of the Subordinated Notes.

     This Subordinated Note will be redeemable as a whole at the option of the Company upon not less than 30 nor more than 60 days' notice, on any date, at a redemption price equal to 100% of the principal amount of this Subordinated Note together with any accrued but unpaid interest in respect of this Subordinated Note to, but excluding, the date fixed for redemption or, in the case of redemption pursuant to clause (ii) below, at a redemption price equal to the greater of (x) 100% of their principal amount plus accrued interest to, but excluding, the date fixed for redemption or (y) a Make-Whole Amount, if at any time:

          (i) the Company shall determine that as a result of a change in or amendment to the laws or regulations or rulings of a Taxing Jurisdiction, including any treaty to which it is a party, or a change in an official application or interpretation of those laws or regulations or rulings, including a decision of any court or tribunal, which becomes effective on or after December 12, 2000 (or, in the case of any Successor Person or Successor Entity, becomes effective on or after the date of that entity's assumption of the Company's obligations or the assumption of the Successor Entity's obligations in the case of a merger, conveyance, transfer or lease in accordance with Section 8.01 of the Base Indenture), in making any payments of principal of or interest on such Subordinated Notes the Company has paid or will or would on the next Interest Payment Date be required to pay Additional Amounts and notwithstanding whether the payment of Additional Amounts is legal or not under French law (or the law of a Successor Entity or Successor Person jurisdiction), or

          (ii) on the next Interest Payment Date the Company would not be entitled to claim a deduction in respect of the payments of interest on any particular series of Subordinated Notes in computing its French (or, in the case of a Successor Person or Successor Entity, the relevant successor jurisdiction) taxation liabilities;

PROVIDED, HOWEVER, in the case of a Successor Entity or any Successor Person to a Successor Entity, such redemption will only be permitted pursuant to clause
(ii) above if such Successor Entity or Successor Person would not be entitled to claim a deduction in respect of such interest payments as a result of a change in or amendment to the laws or regulations or rulings in the Successor Entity or Successor Person's Taxing Jurisdiction, including any treaty to which it is a party, or a change in an official application or interpretation of those laws or regulations or rulings, including a decision of any court or tribunal, which becomes effective on or after the date the Successor Entity assumes the Company's obligations, or the Successor Person assumes the Successor Entity's obligations; provided that the sole purpose of the assumption by such Successor Entity or any Successor Person to a Successor Entity of the obligations under the Indenture would not be to permit redemption of this Subordinated Note.

     The Company will not give a notice of redemption earlier than 60 days prior to the earliest date on which the Company would be obligated to pay Additional Amounts under Section 6.04 of the Supplemental Indenture. The Company will also pay to each Holder, or make available for payment to each Holder, of this Subordinated Note on the redemption date, any Additional Amounts resulting from the payment of the redemption price described above.

     Notwithstanding the above, any Successor Person to the Company will have the option to redeem this Subordinated Note where the Company, or the Successor Person to the Company pursuant to a transaction in accordance with Section 8.01 of the Base Indenture, is required to pay Additional Amounts upon or after any merger, conveyance, transfer or lease pursuant to Section 8.01 of the Base Indenture. The Company or the Successor Person is not required to use reasonable measures to avoid the obligation to pay Additional Amounts in this situation. The provisions of this paragraph do not apply to a merger, conveyance, transfer or lease by a Successor Entity.

     In any case where the Company (or any Successor Entity or Successor Person) shall determine that as a result of any change in the official application or interpretation of any laws or regulations it is entitled to redeem this Subordinated Note, the Company, the Successor Entity or Successor Person, as the case may be, shall be required to deliver to the Trustee prior to the giving of any notice of redemption a written Opinion of Counsel in a form reasonably satisfactory to the Trustee confirming that the Company, the Successor Entity or Successor Person, as the case may be, is entitled to exercise its right of redemption.

     If at any time the Company determines that a Regulatory Event has occurred on or after December 12, 2000 (or, in the case of a Successor Entity or Successor Person, on or after the date it has assumed the Company's obligations) with respect to this Subordinated Note and has delivered a written Opinion of Counsel to the Trustee as required by the terms of the Indenture, this Subordinated Note will be redeemable as a whole at the option of the Company (or any Successor Entity or Successor Person) upon not less than 30 nor more than 60 days' notice on any Interest Payment Date by paying a redemption price equal to the greater of (x) 100% of their aggregate principal amount plus accrued but unpaid interest to (but excluding) the date fixed for such redemption or (y) a Make-Whole Amount.

     If French law or regulation (or the law or regulation of the applicable Taxing Jurisdiction) prohibits the Company (or any Successor Person or Successor Entity) from paying Additional Amounts notwithstanding the undertaking to pay Additional Amounts pursuant to the terms of this Subordinated Note and the Indenture, then the Company (or any Successor Person or Successor Entity) shall (subject to any prior authorization of a Relevant Supervisory Authority) redeem all of the Subordinated Notes then Outstanding at 100% of their aggregate principal amount plus accrued but unpaid interest to, but excluding, the date fixed for such redemption upon giving not less than seven nor more than thirty days' notice to the Holders, provided that, to the extent practicable, the due date for redemption of which notice hereunder shall be given, shall be the latest possible date before the Company (or any Successor Entity or Successor Person) becomes obligated to pay Additional Amounts with respect to this Subordinated Note, or if such date is past, as soon as is practicable thereafter.

     The "Make-Whole Amount" is calculated by the Calculation Agent (in consultation with the Company) and equal to the sum of the Present Values of the remaining scheduled payments of principal and interest of this Subordinated Note to Maturity. "Present Value" means the value determined by the Calculation Agent by discounting the remaining principal and interest payments to Maturity on an annual basis (assuming a 360-day year consisting of twelve 30-day months) using the Adjusted Comparable Yield plus 75 basis points. If the Company shall redeem this Subordinated Note pursuant to Section 3.02(a)(ii) or Section 3.04 of the Supplemental Indenture, prior to 18 months after the Issue Date of this Subordinated Note, the present value will be calculated using the Adjusted Comparable Yield plus 1.225%.

     The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Subordinated Note or certain restrictive covenants, Defaults and Event of Default with respect to this Subordinated Note, in each case, upon compliance by the Company with certain conditions set forth therein.

     If an Event of Default occurs, this Subordinated Note will automatically become due and payable without any further action required on the part of the Holders or the Trustee.

     Any amounts to be paid by the Company on this Subordinated Note will be paid without deduction or withholding for, or on account of, any and all Taxes now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of any Taxing Jurisdiction, unless such deduction or withholding is required by law. If any such Taxes shall at any time be required by a Taxing Jurisdiction to be deducted or withheld, the Company will pay such Additional Amounts as may be necessary in order that the net amounts paid to the Holders of this Subordinated Note, after such deduction or withholding, shall equal the respective amounts of principal and interest, if any, which would have been payable in respect of this Subordinated Note had no such deduction or withholding been required; provided that the payment of such Additional Amounts is legal under French law (or under the laws of the applicable Taxing Jurisdiction). However, the Company will not be required to make any payment of Additional Amounts to any Holder for or on account of:

                  (i) any withholding, deduction, tax, assessment or other governmental charge which would not have been imposed but for the existence of any present or former connection between such Holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such Holder, if such Holder is an estate, trust, partnership or corporation) and the applicable Taxing Jurisdiction, including, without limitation, such Holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or treated as a resident thereof or being or having been present or engaged in trade or business therein or having or having had a permanent establishment therein;

                  (ii) any estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or other governmental charge or any withholding or deduction on account of such tax, assessment or other governmental charge;

                  (iii) any tax, assessment or other governmental charge which is payable other than by withholding from payments of (or in respect of) principal of, or any interest on, this Subordinated Note;

                  (iv) any tax, assessment or other governmental charge required to be withheld or deducted by any paying agent from any payment of principal of or any interest on, this Subordinated Note, if such payment can be made without such withholding by any other available paying agent at the Holder's option;

                  (v) any withholding, tax, assessment, deduction or other governmental charge imposed or withheld by reason of the failure by the Holder to comply with a request by the Company to such Holder to provide information or satisfy other applicable certification or reporting requirements concerning the nationality, residence, tax reporting or identity of the Holder, make a declaration of nonresidence or other similar claim for exemption or present any applicable form or certificate from the Holder or an applicable tax authority with respect to such matters, upon the making or presentation of which that Holder would have been able to avoid such withholding, tax, assessment, reduction or charge;

                  (vi) any withholding, deduction, tax, assessment or other governmental charge which would not have been imposed but for the presentation of this Subordinated Note (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof was duly provided for, whichever occurred later;

                  (vii) any tax, assessment or other governmental charge which would not have been imposed or withheld if such Holder had not presented this Subordinated Note for payment in the applicable Taxing Jurisdiction, unless the Holder was required to present this Subordinated Note for payment in the applicable Taxing Jurisdiction and it could not have been presented for payment anywhere else;

                  (viii) any tax, assessment or other governmental charge which would not have been imposed but for such Holder's status as an individual resident of a member state of the European Union; or

                  (ix) any combination of items (i) through (viii) above.

         Additional Amounts shall not be paid with respect to any payment of the principal of, or any interest on this Subordinated Note to any Holder who is a fiduciary or a partnership or a beneficial owner who is other than the sole beneficial owner of such payment to the extent a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner would not have been entitled to such Additional Amounts had it been the Holder of this Subordinated Note.

         On any Optional Interest Payment Date for this Subordinated Note the Company will be entitled, by giving written notice to the Trustee in accordance with Sections 1.05 and 1.06, respectively, of the Base Indenture prior to the Regular Record Date for such Optional Interest Payment Date (a "DEFERRAL NOTICE"), to defer the due date for payment of any interest in respect of this Subordinated Note and, accordingly, on the giving of such Deferral Notice the due date (the "DEFERRED PAYMENT DATE") for payment of interest (the "DEFERRED PAYMENT") shall be so deferred and the Company shall not be obliged to make payment thereof on the date such payment would otherwise have become due and payable and such deferral of interest shall not constitute a Default by the Company or a breach of any of its obligations under the Indenture. The Company may defer the payment of interest for any period (the "DEFERRAL PERIOD"), PROVIDED THAT such Deferral Period may not extend beyond the Stated Maturity of this Subordinated Note or any other date on which this Subordinated Note is to be paid in full.

         The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of this Subordinated Note at any time by the Company, and the Trustee with the consent of the Holders of a majority in principal amount of the Subordinated Notes at the time Outstanding. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Subordinated Notes at the time Outstanding, on behalf of all Holders of all Subordinated Notes, to waive compliance by the Company with certain provisions of the Indenture and certain past Defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Subordinated Note shall be conclusive and binding upon such Holder and upon all future holders of this Subordinated Note and of any Subordinated Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Subordinated Note.

         As set forth in, and subject to, the provisions of the Indenture, no Holder of this Subordinated Note will have any right to institute any proceeding with respect to the Indenture, this Subordinated Note or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to this Subordinated Note, the Holders of not less than 25% in aggregate principal amount of the Outstanding Subordinated

Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in principal of the Outstanding Subordinated Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days; PROVIDED, HOWEVER, that such limitations do not apply to a suit instituted by the Holder hereof for the enforcement of payment of the principal (and premium, if any) or interest on this Subordinated Note on or after the respective due dates expressed herein.

         For a description of the duties and the immunities and rights of the Trustee under the Indenture, reference is made to the Indenture, and the obligations of the Trustee to the Holder hereof are subject to such immunities and rights.

         Notwithstanding any provision of this Subordinated Note or of the Indenture, the Holder of this Subordinated Note shall have the right, which is absolute and unconditional, to receive payment of the principal of and any premium and, subject as provided herein, interest on this Subordinated Note at the times, place and rate, and in the coin or currency, herein prescribed or as provided in the Indenture.

         The Subordinated Notes are issuable only in registered global form without Coupons in denominations of [POUND]1,000 and any integral multiple thereof. Except as provided in the Indenture and subject to certain limitations therein set forth, this Subordinated Note will not be exchangeable for definitive registered Subordinated Notes of this series. As provided in the Indenture and subject to certain limitations therein set forth, if definitive Subordinated Notes are issued in accordance with the terms of the Indenture, the transfer of such Subordinated Note will be registrable in the Debt Security Register, upon surrender of the Subordinated Note for registration of transfer at the office or agency of the Company in any place where the principal of and any premium and interest on the Subordinated Note are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Debt Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Subordinated Notes of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

         No service charge shall be made for any such registration of transfer or exchange, but the Company may require from the Holder hereof payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

         Prior to due presentment of a Subordinated Note for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name the Subordinated Note is registered as the sole owner hereof for all purposes, whether or not the Subordinated Note be overdue, and none of the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

         THE INDENTURE AND THE SUBORDINATED NOTES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF NEW YORK, WITHOUT REGARD TO ITS PRINCIPLES OF CONFLICTS OF LAWS, EXCEPT FOR SECTION 12.01 OF THE BASE INDENTURE AND ARTICLE 7 OF THE SUPPLEMENTAL INDENTURE, WHICH SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE REPUBLIC OF FRANCE.

         All terms used in this Subordinated Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

                                                                    EXHIBIT  A-3

                        [FORM OF EURO SUBORDINATED NOTES]

         THIS SUBORDINATED NOTE IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SUBORDINATED NOTE MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SUBORDINATED NOTE IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

         The rights of the Holder of the Subordinated Notes are, to the extent and in the manner set forth in Section 12.01 of the Base Indenture, subordinated to the claims of other Senior Creditors of the Company, and this Subordinated
Note is issued subject to the provisions of Section 12.01, and the Holder of this Subordinated Note, by accepting the same, agrees to and shall be bound by such provisions. The terms of this paragraph are governed by, and shall be construed in accordance with, the laws of the Republic of France.

                                      AXA

             SOCIETE ANONYME A DIRECTOIRE ET CONSEIL DE SURVEILLANCE

                         6.75% EURO SUBORDINATED NOTES
                              DUE DECEMBER 15, 2020

No.                                                        ISIN XS0122029548

                                                           Common Code 012202954

                                                           [EURO]

         AXA, a SOCIETE ANONYME A DIRECTOIRE ET CONSEIL DE SURVEILLANCE organized under the laws of France (herein called the "Company", which term includes any successor under the First Supplemental Indenture and Base Indenture, together the Indenture, hereinafter referred to), for value received,
hereby promises to pay       , or registered assigns, the principal sum of
[EURO]         on December 15, 2020 (unless otherwise redeemed in accordance herewith) and (except as otherwise provided for herein) to pay interest thereon from December 15, 2000 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, annually in arrears on December 15 in each year commencing December 15, 2001, until December 15,
2010 at a fixed rate per annum equal to 6.75%. After December 15, 2010, the Company hereby promises to pay interest quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, at a floating rate equal to the Euro Reference Rate plus a margin of 2.20%, calculated on the relevant Interest Determination Date, until the principal hereof is paid or made available for payment.

         The Euro Reference Rate will be determined by the Calculation Agent as at or about 11:00 a.m. (Brussels time) on the Interest Determination Date in question, as follows:

                  (i) The Euro Reference Rate will be the offered rate, expressed as an annual rate, for three (3) month Euro deposits commencing on the first date of the relevant interest period, which appears, for information purposes only, at or about 11:00 a.m. (Brussels time) on the display designated as page "248" on Bridge/Telerate (or such other page or service as may replace it for the purpose of displaying the European interbank offered rate).

                  (ii) If the Euro Reference Rate cannot be ascertained as described in subparagraph (i) above, the Calculation Agent will request each of the Euro Reference Banks to provide the Calculation Agent with its offered quotation to prime banks in the Euro-zone interbank market for Euro deposits for a period of three (3) months commencing on the first day of the relevant Floating Interest Period, at or about 11:00 a.m. (Brussels time) on the Interest Determination Date. The Euro Reference Rate will be the arithmetic mean (rounded upwards if necessary to the nearest fifth decimal place with 0.000005 being rounded upwards) of the offered quotations as established by the Calculation Agent.

                  (iii) If on any Interest Determination Date the Euro Reference Rate is being calculated in accordance with subparagraph (ii) above, and only two (2) or three (3) of the Euro Reference Banks provided offered quotations, the Euro Reference Rate shall be calculated in accordance with the provisions of subparagraph (ii) above, based on the offered quotations of those Euro Reference Banks providing offered quotations.

                  (iv) If on any Interest Determination Date the Euro Reference Rate is being calculated in accordance with subparagraph (ii) above, and less than two (2) Euro Reference Banks provide offered quotations, the Euro Reference Rate shall be the annual rate which the Calculation Agent determines to be the sum of the margin and the arithmetic mean (rounded upwards if necessary to the nearest fifth decimal place with 0.000005 being rounded upwards) of the Euro lending rates quoted by major banks in the Euro-zone (selected by the Calculation Agent with the prior written consent of the Company and being at least two (2) in number) at or about 11:00 a.m. (Brussels time) on the Interest Determination Date in question for loans in Euro to leading European banks for a period of three (3) months commencing on the first day of the relevant Floating Interest Period, except that if the banks so selected by the Calculation Agent are not quoting on such Interest Determination Date, the Interest Rate for the relevant Floating Interest Period shall be the Interest Rate in effect for the last preceding Floating Interest Period to which subparagraphs (i), (ii) or (iii) shall have applied.

         For purposes of this paragraph the following terms have the following meanings:

         "EURO BUSINESS DAY" means any day (other than a Saturday or a Sunday) on which the Trans-European Automated Real-Time Gross Settlement Express Transfer System or any successor system thereto is operating.

         "EURO REFERENCE BANKS" means the principal Euro-zone office of four major banks in the Euro-zone interbank market selected by the Calculation Agent with the prior written consent of the Company.

         Interest Payment Dates after December 15, 2010 with respect to the Euro Notes are called "FLOATING INTEREST PAYMENT DATES". The period from and including December 15, 2010 to, but excluding, the following Interest Payment Date with respect to the Euro Notes and each successive period from, and including, a Floating Interest Payment Date to, but excluding, the next succeeding Floating Interest Payment Date with respect to such series is called a "FLOATING INTEREST PERIOD".

         "INTEREST DETERMINATION DATE" means the second Euro Business Day before the commencement of the Floating Interest Period for which the rate will apply.

         Subject to the second immediately following paragraph, if applicable, interest on this Subordinated Note which is payable, and is punctually paid or duly provided for, on any Interest Payment Date, on any Optional Interest Payment Date where the Company has not delivered a Deferral Notice, or on any date on which the Company pays any accrued Arrears of Interest and Additional Interest as provided below shall be paid, in the case of registered Subordinated Notes, to the Person in whose name this Subordinated Note (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date or Deferred Record Date, as the case may be, for such interest, including through a Paying Agent by wire-transfer of same-day funds to the Holder or, at the option of the Company, by check mailed to the address of the Holder as it appears in the Debt Security Register. Until December 15, 2010, the Regular Record Date for purposes of this Subordinated Note will be the December 1 preceding each December 15 in each year on which interest is due and payable. After December

15, 2010, Regular Record Dates for purposes of this Subordinated Note will be the March 1, June 1, September 1 and December 1 preceding each March 15, June 15, September 15 and December 15 in each year on which interest is due and payable.

         Subject to the immediately following paragraph, any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Subordinated Note is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee pursuant to Section 3.07(b)(i) of the Base Indenture, notice whereof shall be given to Holders of the Subordinated Notes not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which this Subordinated Note may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

         The Company may under certain circumstances and in accordance with the Indenture, defer the due date for payments of interest on this Subordinated Note on any Optional Interest Payment Date. Any interest on this Subordinated Note which is payable, but is not punctually paid or duly provided for, on any Optional Interest Payment Date shall constitute "ARREARS OF INTEREST". Arrears of Interest (together with the corresponding amount of Additional Interest) on this Subordinated Note will, as provided in the Indenture, be paid to the Person in whose name this Subordinated Note (or one or more Predecessor Securities) is registered at the close of business on the record date established by the Company for such purpose (the "DEFERRED RECORD DATE"). Arrears of Interest (together with the corresponding amount of Additional Interest) may at the option of the Company be paid by the Company in whole or in part at any time and will be paid in full on any Mandatory Interest Payment Date, any date fixed for optional or mandatory redemption of this Subordinated Note or any date upon which a final judgment is made for the judicial liquidation (LIQUIDATION JUDICIAIRE) of the Company or the date of the voluntary liquidation (LIQUIDATION AMIABLE) of the Company or of the sale of the whole of the business (CESSION TOTALE DE L'ENTREPRISE) of the Company following an order of judicial reorganization (REDRESSEMENT JUDICIAIRE).

         Any amount of Arrears of Interest shall bear interest (to the extent permitted by applicable law) as if it constituted the principal of this Subordinated Note at a rate which corresponds to the Interest Rate then applicable to this Subordinated Note. The amount of interest so accrued (the "ADDITIONAL INTEREST") in respect of Arrears of Interest will become due and payable as and when the Arrears of Interest become due and payable in accordance herewith. The amount of Additional Interest shall be calculated by the Calculation Agent (in

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consultation with the Company) who will apply such interest rate to the amount of Arrears of Interest in accordance with the provisions of the Indenture. The amount of Additional Interest accrued as at an Interest Payment Date shall be added, for purposes only of the calculation of the amount of Additional Interest due after such Interest Payment Date, to the corresponding amount of Arrears of Interest unpaid as at such Interest Payment Date as if such amount would constitute itself Arrears of Interest.

         In accordance with the Indenture, (i) the Company will pay all unpaid amounts of Arrears of Interest on this Subordinated Note before any Additional Interest; (ii) Arrears of Interest accrued for any Interest Period shall not be payable until full payment has been made of all Arrears of Interest on this Subordinated Note that have accrued during any earlier Interest Period and the order of payment of Additional Interest on this Subordinated Note will follow that of the Arrears of Interest to which it relates; and (iii) the amount of Arrears of Interest or Additional Interest payable in respect of this Subordinated Note with respect to any Interest Period, shall be computed PRO RATA to the total amount of all unpaid Arrears of Interest or, as the case may be, amount of Additional Interest accrued on this Subordinated Note in respect of that Interest Period to the date of payment.

         The Company shall pay Additional Amounts as provided herein and in
Section 6.04 of the Supplemental Indenture.

         Reference is hereby made to the further provisions of this Subordinated Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

         Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof, directly or through an Authenticating Agent, by manual signature of an authorized signatory, this Subordinated Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

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

         IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed manually or in facsimile.

Dated:

                                 AXA


                                 By:
                                    ---------------------------------
                                    Name:
                                    Title: Director



                          CERTIFICATE OF AUTHENTICATION

         This is one of the Subordinated Notes of the series designated therein referred to in the within-mentioned Indenture.

Dated:


                                 THE BANK OF NEW YORK
                                 AS TRUSTEE


                                 By:
                                    ---------------------------------
                                    Authorized Signatory


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

                     [FORM OF REVERSE OF SUBORDINATED NOTE]

         This Euro Note is one of a duly authorized issue of securities of the Company (herein called the "Subordinated Notes"), issued and to be issued in one or more series under an Indenture, dated as of December 15, 2000 (the "Base Indenture"), and a First Supplemental Indenture, dated as of December 15, 2000 (the "First Supplemental Indenture" and together with the Base Indenture, the "Indenture") among the Company and The Bank of New York, as Trustee (herein called the "Trustee", which term includes any other successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the terms of the Subordinated Notes and the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Subordinated Notes and of the terms upon which the Subordinated Notes are, and are to be, authenticated and delivered. The Subordinated Notes are subject to all such terms. This Subordinated Note is one of the series designated on the face hereof, initially limited in aggregate principal amount to [EURO]650,000,000.

         The Company may from time to time, without the consent of the Holders, create and issue further securities having the same terms and conditions as the Subordinated Notes in all respects (or in all respects except for the issue date, the first payment of interest thereon and/or issue price), so that such further issue shall be consolidated and form a single series with the outstanding Subordinated Notes or upon such terms as the Company may determine at the time of their issue.

         On any Interest Payment Date on and after December 15, 2010, this Subordinated Note may be redeemed in whole or in part, at the option of the Company and without the consent of the Holders thereof or the Trustee, upon giving not less than 30 nor more than 60 days' notice to the Holders thereof at a redemption price equal to 100% of the aggregate principal amount thereof together with any accrued interest to, but excluding, the date fixed for redemption. In the event of redemption of this Subordinated Note in part only,
(a) the Trustee shall select the Subordinated Notes to be redeemed on a pro-rata basis, by lot or by such other method as it deems fair and appropriate and (b) a new Subordinated Note or Subordinated Notes of like tenor for the unredeemed portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.

         This Subordinated Note will be redeemable as a whole at the option of the Company upon not less than 30 nor more than 60 days' notice, on any date, at a redemption price equal to 100% of the principal amount of this Subordinated Note together with any accrued but unpaid interest in respect of this Subordinated Note to, but excluding, the date fixed for redemption, if at any time:

                  (i) the Company shall determine that as a result of a change in or amendment to the laws or regulations or rulings of a Taxing

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

         Jurisdiction, including any treaty to which it is a party, or a change in an official application or interpretation of those laws or regulations or rulings, including a decision of any court or tribunal, which becomes effective on or after December 12, 2000 (or, in the case of any Successor Person or Successor Entity, becomes effective on or after the date of that entity's assumption of the Company's obligations or the assumption of the Successor Entity's obligations in the case of a merger, conveyance, transfer or lease in accordance with the Section
         8.01 of the Base Indenture), in making any payments of principal of or interest on such Subordinated Notes the Company has paid or will or would on the next Interest Payment Date be required to pay Additional Amounts and notwithstanding whether the payment of Additional Amounts is legal or not under French law (or the law of a Successor Entity or Successor Person jurisdiction), or

                  (ii) on the next Interest Payment Date the Company would not be entitled to claim a deduction in respect of the payments of interest on any particular series of Subordinated Notes in computing its French (or, in the case of a Successor Person or Successor Entity, the relevant successor jurisdiction) taxation liabilities;

PROVIDED, HOWEVER, in the case of a Successor Entity or any Successor Person to a Successor Entity, such redemption will only be permitted pursuant to clause
(ii) above if such Successor Entity or Successor Person would not be entitled to claim a deduction in respect of such interest payments as a result of a change in or amendment to the laws or regulations or rulings in the Successor Entity or Successor Person's Taxing Jurisdiction, including any treaty to which it is a party, or a change in an official application or interpretation of those laws or regulations or rulings, including a decision of any court or tribunal, which becomes effective on or after the date the Successor Entity assumes the Company's obligations, or the Successor Person assumes the Successor Entity's obligations; provided that the sole purpose of the assumption by such Successor Entity or any Successor Person to a Successor Entity of the obligations under the Indenture would not be to permit redemption of this Subordinated Note.

         The Company will not give a notice of redemption earlier than 60 days prior to the earliest date on which the Company would be obligated to pay Additional Amounts under Section 6.04 of the Supplemental Indenture. The Company will also pay to each Holder, or make available for payment to each Holder, of this Subordinated Note on the redemption date, any Additional Amounts resulting from the payment of the redemption price described above.

         Notwithstanding the above, any Successor Person to the Company will have the option to redeem this Subordinated Note where the Company, or the

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

Successor Person to the Company pursuant to a transaction in accordance with
Section 8.01 of the Base Indenture, is required to pay Additional Amounts upon or after any merger, conveyance, transfer or lease pursuant to Section 8.01 of the Base Indenture. The Company or the Successor Person is not required to use reasonable measures to avoid the obligation to pay Additional Amounts in this situation. The provisions of this paragraph do not apply to a merger, conveyance, transfer or lease by a Successor Entity.

         In any case where the Company (or any Successor Entity or Successor Person) shall determine that as a result of any change in the official application or interpretation of any laws or regulations it is entitled to redeem this Subordinated Note, the Company, the Successor Entity or Successor Person, as the case may be, shall be required to deliver to the Trustee prior to the giving of any notice of redemption a written Opinion of Counsel in a form reasonably satisfactory to the Trustee confirming that the Company, the Successor Entity or Successor Person, as the case may be, is entitled to exercise its right of redemption.

         If at any time the Company determines that a Regulatory Event has occurred on or after December 12, 2000 (or, in the case of a Successor Entity or Successor Person, on or after the date it has assumed the Company's obligations) with respect to this Subordinated Note and has delivered a written Opinion of Counsel to the Trustee as required by the terms of the Indenture, this Subordinated Note will be redeemable as a whole at the option of the Company (or any Successor Entity or Successor Person) upon not less than 30 nor more than 60 days' notice on any Interest Payment Date by paying a redemption price equal to 100% of the aggregate principal amount of this Subordinated Note together with accrued but unpaid interest to (but excluding) the date fixed for such redemption.

         If French law or regulation (or the law or regulation of the applicable Taxing Jurisdiction) prohibits the Company (or any Successor Person or Successor Entity) from paying Additional Amounts notwithstanding the undertaking to pay Additional Amounts pursuant to the terms of this Subordinated Note and the Indenture, then the Company (or any Successor Person or Successor Entity) shall (subject to any prior authorization of a Relevant Supervisory Authority) redeem all of the Subordinated Notes then Outstanding at 100% of their aggregate principal amount plus accrued but unpaid interest to, but excluding, the date fixed for such redemption upon giving not less than seven nor more than thirty days' notice to the Holders, provided that, to the extent practicable, the due date for redemption of which notice hereunder shall be given, shall be the latest possible date before the Company (or any Successor Entity or Successor Person) becomes obligated to pay Additional Amounts with respect to this Subordinated Note, or if such date is past, as soon as is practicable thereafter.

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

         The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Subordinated Note or certain restrictive covenants, Defaults and Event of Default with respect to this Subordinated Note, in each case, upon compliance by the Company with certain conditions set forth therein.

         If an Event of Default occurs, this Subordinated Note will automatically become due and payable without any further action required on the part of the Holders or the Trustee.

         Any amounts to be paid by the Company on this Subordinated Note will be paid without deduction or withholding for, or on account of, any and all Taxes now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of any Taxing Jurisdiction, unless such deduction or withholding is required by law. If any such Taxes shall at any time be required by a Taxing Jurisdiction to be deducted or withheld, the Company will pay such Additional Amounts as may be necessary in order that the net amounts paid to the Holders of this Subordinated Note, after such deduction or withholding, shall equal the respective amounts of principal and interest, if any, which would have been payable in respect of this Subordinated Note had no such deduction or withholding been required; provided that the payment of such Additional Amounts is legal under French law (or under the laws of the applicable Taxing Jurisdiction). However, the Company will not be required to make any payment of Additional Amounts to any Holder for or on account of:

                  (i) any withholding, deduction, tax, assessment or other governmental charge which would not have been imposed but for the existence of any present or former connection between such Holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such Holder, if such Holder is an estate, trust, partnership or corporation) and the applicable Taxing Jurisdiction, including, without limitation, such Holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or treated as a resident thereof or being or having been present or engaged in trade or business therein or having or having had a permanent establishment therein;

                  (ii) any estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or other governmental charge or any withholding or deduction on account of such tax, assessment or other governmental charge;

                  (iii) any tax, assessment or other governmental charge which is payable other than by withholding from payments of (or in respect of) principal of, or any interest on, this Subordinated Note;

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

                  (iv) any tax, assessment or other governmental charge required to be withheld or deducted by any paying agent from any payment of principal of, or any interest on, this Subordinated Note, if such payment can be made without such withholding by any other available paying agent at the Holder's option;

                  (v) any withholding, tax, assessment, deduction or other governmental charge imposed or withheld by reason of the failure by the Holder to comply with a request by the Company to such Holder to provide information or satisfy other applicable certification or reporting requirements concerning the nationality, residence, tax reporting or identity of the Holder, make a declaration of nonresidence or other similar claim for exemption or present any applicable form or certificate from the Holder or an applicable tax authority with respect to such matters, upon the making or presentation of which that Holder would have been able to avoid such withholding, tax, assessment, reduction or charge;

                  (vi) any withholding, deduction, tax, assessment or other governmental charge which would not have been imposed but for the presentation of this Subordinated Note (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof was duly provided for, whichever occurred later;

                  (vii) any tax, assessment or other governmental charge which would not have been imposed or withheld if such Holder had not presented this Subordinated Note for payment in the applicable Taxing Jurisdiction, unless the Holder was required to present this Subordinated Note for payment in the applicable Taxing Jurisdiction and it could not have been presented for payment anywhere else;

                  (viii) any tax, assessment or other governmental charge which would not have been imposed but for such Holder's status as an individual resident of a member state of the European Union; or

                  (ix) any combination of items (i) through (viii) above.

         Additional Amounts shall not be paid with respect to any payment of the principal of, or any interest on this Subordinated Note to any Holder who is a fiduciary or a partnership or a beneficial owner who is other than the sole beneficial owner of such payment to the extent a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner would not have been entitled to such Additional Amounts had it been the Holder of this Subordinated Note.

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

         On any Optional Interest Payment Date for this Subordinated Note the Company will be entitled, by giving written notice to the Trustee in accordance with Sections 1.05 and 1.06, respectively, of the Base Indenture prior to the Regular Record Date for such Optional Interest Payment Date (a "DEFERRAL NOTICE"), to defer the due date for payment of any interest in respect of this Subordinated Note and, accordingly, on the giving of such Deferral Notice the due date (the "DEFERRED PAYMENT DATE") for payment of interest (the "DEFERRED PAYMENT") shall be so deferred and the Company shall not be obliged to make payment thereof on the date such payment would otherwise have become due and payable and such deferral of interest shall not constitute a Default by the Company or a breach of any of its obligations under the Indenture. The Company may defer the payment of interest for any period (the "DEFERRAL PERIOD"), PROVIDED THAT such Deferral Period may not extend beyond the Stated Maturity of this Subordinated Note or any other date on which this Subordinated Note is to be paid in full or in part in accordance with the terms of the Indenture.

         The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of this Subordinated Note at any time by the Company, and the Trustee with the consent of the Holders of a majority in principal amount of the Subordinated Notes at the time Outstanding. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Subordinated Notes at the time Outstanding, on behalf of all Holders of all Subordinated Notes, to waive compliance by the Company with certain provisions of the Indenture and certain past Defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Subordinated Note shall be conclusive and binding upon such Holder and upon all future holders of this Subordinated Note and of any Subordinated Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Subordinated Note.

         As set forth in, and subject to, the provisions of the Indenture, no Holder of this Subordinated Note will have any right to institute any proceeding with respect to the Indenture, this Subordinated Note or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to this Subordinated Note, the Holders of not less than 25% in aggregate principal amount of the Outstanding Subordinated Notes of this series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in principal of the Outstanding Subordinated Note of this series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days; PROVIDED, HOWEVER, that such limitations do not apply to a suit instituted by the

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

Holder hereof for the enforcement of payment of the principal (and premium, if any) or interest on this Subordinated Note on or after the respective due dates expressed herein.

         For a description of the duties and the immunities and rights of the Trustee under the Indenture, reference is made to the Indenture, and the obligations of the Trustee to the Holder hereof are subject to such immunities and rights.

         Notwithstanding any provision of this Subordinated Note or of the Indenture, the Holder of this Subordinated Note shall have the right, which is absolute and unconditional, to receive payment of the principal of and any premium and, subject as provided herein, interest on this Subordinated Note at the times, place and rate, and in the coin or currency, herein prescribed or as provided in the Indenture.

         The Subordinated Notes are issuable only in registered global form without Coupons in denominations of [EURO]1,000 and any integral multiple thereof. Except as provided in the Indenture and subject to certain limitations therein set forth, this Subordinated Note will not be exchangeable for definitive registered Subordinated Notes of this series. As provided in the Indenture and subject to certain limitations therein set forth, if definitive Subordinated Notes are issued in accordance with the terms of the Indenture, the transfer of such Subordinated Note will be registrable in the Debt Security Register, upon surrender of the Subordinated Note for registration of transfer at the office or agency of the Company in any place where the principal of and any premium and interest on the Subordinated Note are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Debt Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Subordinated Notes of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

         No service charge shall be made for any such registration of transfer or exchange, but the Company may require from the Holder hereof payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

         Prior to due presentment of a Subordinated Note for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name the Subordinated Note is registered as the sole owner hereof for all purposes, whether or not the Subordinated Note be overdue, and none of the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

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

         THE INDENTURE AND THE SUBORDINATED NOTES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF NEW YORK, WITHOUT REGARD TO ITS PRINCIPLES OF CONFLICTS OF LAWS, EXCEPT FOR SECTION 12.01 OF THE BASE INDENTURE AND ARTICLE 7 OF THE SUPPLEMENTAL INDENTURE, WHICH SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE REPUBLIC OF FRANCE.

         All terms used in this Subordinated Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture.



                                       73